10/17



05012532

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Top Glove Corporation Berhad

*CURRENT ADDRESS: Lot 4969, Jalan Teratai
Batu 6, Off Jalan Meru
41050 Klang
Selangor D.E. Malaysia

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34922 FISCAL YEAR 8/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/15/05



AWARDED ISO 9001

TOP GLOVE CORPORATION BERHAD

(474423-X)

Incorporated in Malaysia under the Companies Act, 1965

The World's Largest Natural Rubber Glove Manufacturer

The World Is Our Market

F10

F9

F8

F7

F6

F5

F4

F3

F2

F1

Annual Report 2004

For Financial Year Ended 31 August 2004

Always Staying At The Top



VISION

We strive to be the world's leading manufacturer with excellent quality glove products & services that enrich & protect human lives

MISSION

To be a world class glove manufacturer providing top quality products with excellent services through continuous improvement & innovation

CORPORATE VALUES

Global customer satisfaction

Do it right first time & every time

Integrity & total commitment

Excellence in quality & competitiveness

Environmental friendly & social responsibilities

QUALITY POLICY

Quality & productivity are our business

Continuous improvement & innovation are our duties

Towards zero defect is our target

COVER RATIONALE

The cover design highlights the Company's products in the global perspective. Top Glove retains its coveted status, year after year, as the world's largest natural rubber glove manufacturer.

The state-of -art production and R&D facilites at each of the ten factories located throughout Malaysia, Thailand and China, helps the Company in offering top quality products to its customers the world over. Each of these factories and production units form part of a chain - being instrumental in ensuring that as a Corporate Group, Top Glove is on an upward growth curve.

Always!


TOP GLOVE
AWARDED
ISO 9001

TOP GLOVE
CORPORATION BERHAD (474423-X)

INCORPORATED IN MALAYSIA
UNDER THE COMPANIES ACT, 1965


TOP GLOVE
AWARDED
ISO 9001
malaysia
thailand
china









16
Executive Chairman's Statement

Corporate Information

Board Of Directors

- **Dato' Dr. Lim, Wee-Chai**
  Executive Chairman/Managing Director
- **Tan Sri Datuk (Dr) Arshad Bin Ayub**
  Independent Non-Executive Director
- **Datin Tong Siew Bee**
  Executive Director
- **Haji Shahadan Bin Haji Abd Manas**
  Executive Director
- **Lim Hooi Sin**
  Executive Director
- **Sekarajasekaran a/l Arasaratnam**
  Independent Non-Executive Director
- **Lau Boon Ann**
  Non-Executive Director
- **Quah Chin Chye**
  Independent Non-Executive Director
- **Lee Kim Meow**
  Executive Director and Alternate Director to Lim Hooi Sin

Audit Committee

- **Tan Sri Datuk (Dr) Arshad Bin Ayub**
  Chairman
- **Dato' Dr. Lim, Wee-Chai**
- **Sekarajasekaran a/l Arasaratnam**
- **Quah Chin Chye**

Registrar

Securities Services (Holdings) Sdn Bhd
Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur,
Malaysia
Tel : 03-2084 9000
Fax : 03-2094 9940/
2095 0292

Principal Bankers

- Public Bank Berhad
- EON Bank Berhad
- HSBC Bank Malaysia Berhad
- Malayan Banking Berhad
- Krung Thai Bank Public Company Ltd (Thailand)
- The Industrial Finance Corporation of Thailand
- China Construction Bank
- UOB Radanasin Bank Public Company Limited
- Bangkok Bank Phuket Public Company limited

Registered Office

Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur,
Malaysia
Tel : 03-2084 9000
Fax : 03-2094 9940/
2095 0292

Corporate Office

Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru
41050 Klang, Selangor D.E. Malaysia
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) tgmed@po.jaring.my
(iii) topg@po.jaring.my
Websites : www.topglove.com.my
http ://topglove.asiaep.com

Company Secretary

Chua Siew Chuan
(MAICSA No: 0777689)

Auditor

Ernst & Young
Chartered Accountants
Lot 1, 6th Floor
Menara Pertam, Jalan BBP 2
Taman Batu Berendam Putra
Batu Berendam
75350 Melaka, Malaysia

Solicitors

- **Soo Thien Ming & Nashrah**
  No. 45-47, 1st Floor,
  Jalan Kapar, 41400 Klang
  Selangor Darul Ehsan, Malaysia
- **Ranjit, Ooi & Robert Low**
  No. 53, Jalan Maarof, Bangsar
  59000 Kuala Lumpur, Malaysia
- **Yong Dan Rakan-Rakan**
  No. 39-1, 1st Floor,
  Jalan Tiara 2B, Bandar Baru Klang,
  41150 Klang,
  Selangor Darul Ehsan,
  Malaysia

Stock Exchange Listing

Main Board of Bursa
Malaysia Securities Berhad
Stock Code: 7113
Stock Name: TOPGLOV



Corporate Structure





TOP GLOVE CORPORATION BERHAD

INCORPORATED IN MALAYSIA UNDER THE COMPANIES ACT, 1965



100%
TG Medical (USA) Inc.



100%
Great Glove Sdn Bhd



100%
Top Glove Sdn Bhd



100%
TG Medical Sdn Bhd

100%
Top Glove Engineering Sdn Bhd



100%
Top Glove International Sdn Bhd
- Malaysia



74%
Great Glove (Thailand) Co Ltd
- Thailand



100%
Top Glove Medical (Thailand) Co Ltd
- Thailand



100%
Top Glove (Zhangjiagang) Co Ltd
- China



100%
Top Glove Technology Sdn Bhd
- Malaysia



8-Year Group Financial Review

Financial Year Ended

Group	31.8.1997* (RM'000)	31.8.1998* (RM'000)	31.8.1999* (RM'000)	31.8.2000* (RM'000)	31.8.2001 (RM'000)	31.8.2002 (RM'000)	31.8.2003 (RM'000)	31.8.2004 (RM'000)
Turnover	35,453	48,493	70,198	103,161	138,862	180,202	265,089	418,133
Earning Before Interest, Depreciation & Taxation	6,628	10,757	12,790	17,198	23,865	27,058	39,455	60,638
Profit Before Taxation	5,173	8,131	10,137	12,636	17,217	20,186	29,264	45,190
Taxation	882	1,059	313	1,012	1,312	2,213	3,547	5,246
Profit After Taxation & Minority Interests	4,291	7,072	9,824	11,624	15,902	18,059	25,259	39,534
Net Tangible Assets	13,749	20,797	30,228	41,849	93,170	109,137	130,571	156,172
Gross Earnings Per Share (RM)	0.19	0.31	0.38	0.48	0.31	0.31	0.32	0.49
Net Earnings Per Share (RM)	0.16	0.27	0.37	0.44	0.29	0.28	0.27	0.42
Gross Dividend Rate (%)	0.68	1.51	1.58	-	8.00	6.00	12.00	14.00
Net Dividend Rate (%)	0.49	1.08	1.58	-	8.00	4.32	10.32	13.16
Net Tangible Assets Per Share (RM)	0.52	0.78	1.14	1.57	1.86	1.68	1.42	1.68
Number of Shares in Issue	26,575	26,575	26,575	26,575	50,000	65,000	92,197	93,059
Share Price	-	-	-	-	1.80	2.21	3.96	7.25
Market Capitalisation	-	-	-	-	90,000	143,650	365,100	674,678


Turnover
(RM'000)
35,453
48,493
70,198
103,161
138,862
180,202
265,089
418,133
1997* 1998* 1999* 2000* 2001 2002 2003 2004
Profit Before Taxation
(RM'000)
5,173
8,131
10,137
12,636
17,217
20,186
29,264
45,190
1997* 1998* 1999* 2000* 2001 2002 2003 2004
Profit After Taxation & Minority Interests (RM'000)
4,291
7,072
9,824
11,624
15,902
18,059
25,259
39,534
1997* 1998* 1999* 2000* 2001 2002 2003 2004

**The figures for financial years ended 31 August 1997, 1998, 1999 and 2000 are prepared based on a proforma consolidated basis for illustrative purpose only, based on the assumption that current structure of the Group has been in existence throughout the financial years under review.*

The number of shares for financial years 1997, 1998, 1999 and 2000 was based on the issued and paid-up share capital of 26,575,213 ordinary shares before the rights issue and public issue.




AWARDED
ISO 9001


ISO 9001
Malaysia
Since 2002


SMG
Malaysia
Since 2001


ADA
ACCEPTED
American
Dental
Association
U.S.A.
Since 1999

CE
0120
Europe
Since 1999


SATRA
0321
U.K.
Since 1999

Quality
Awards & Certifications

Canada
Since 1999

KLSE Corporate Awards 2003

ENTREPRENEUR OF THE YEAR® MALAYSIA 2002

Since 1998

TSE
Turkey
Since 1998

Instytut
Lekow
Poland
Since 1998

CE
Europe
Since 1998

SIRIM Quality System Registration
Awarded 1995

Canadian General Standards Board
Awarded 1999

Enterprise 50 Award Programme
2003

NF
Controle par LNE Medical
France
Since 1998


TUV
PRODUCT SERVICE
Germany
Since 1997

TGA
Australia
Since 1997


FDA
REGISTERED
U.S.A
Since 1991


ISO 9002
Quality System
Since 1994





Export Markets


THE WORLD IS OUR MARKET
EUROP
NORTH AMER
ASIA
LATIN AM
AFRICA

Top Glove's products are recognised all over the world for its quality and consistency. The Company's export markets cover all continents around the globe.

Exports to 155 countries worldwide

THE WORLD IS OUR MARKET

TOP GLOVE EXPORTS TO 155 COUNTRIES WORLDWIDE



AFRICA



Angola
Algeria
Benin
Botswana
Burkina Faso
Burundi
Cameroon
Chad
Congo
Eritrea
Ethiopia
Gambia
Gabon
Ghana
Ivory Coast
Kenya
Liberia
Libya
Madagascar
Malawi
Mauritius
Morocco
Mozambique
Namibia
Nigeria
Rwanda
Sierra Leone
South Africa
Sudan
Swaziland
Tanzania
Tunisia
Uganda
Zimbabwe
Zambia

EUROPE

Albania
Andorra
Armenia
Austria
Belarus
Belgium
Bosnia Herzegovina
Bulgaria
Canary Islands
Croatia
Czech Republic
Cyprus
Denmark
Estonia
Finland
France
Georgia
Germany
Greece
Hungary
Iceland
Ireland
Italy
Kosovo
Latvia
Lithuania
Luxembourg
Macedonia, FYR
Malta
Moldova
Netherlands
Northern Ireland
Norway
Poland
Portugal
Romania
Russia
Senegal
Slovenia
Spain
Sweden
Switzerland
Trinidad/ Tobago
Turkey
Ukraine
United Kingdom
Republic of Uzbekistan
Yugoslavia

NORTH AMERICA



Canada
Puerto Rico
USA

OCEANIA



Australia
Fiji
New Zealand
Papua New Guinea
Soloman Island
Samoa

LATIN AMERICA



Argentina
Bahamas
Barbados
Bolivia
Brazil
Chile
Colombia
Cuba
Costa Rica
Dominica
Dominican Republic
Ecuador
El Salvador
French Guyana
Grenada
Guatemala
Haiti
Honduras
Jamaica
Mexico
Nicaragua
Panama
Paraguay
Peru
Uruguay
Venezuela

ASIA



Afghanistan
Bangladesh
Brunei
Cambodia
China
Hong Kong
India
Indonesia
Iraq
Japan
Kazakhstan
Korea
Laos
Macau
Myanmar
Nepal
Pakistan
Philippines
Singapore
Sri Lanka
Taiwan
Thailand
Uzbekistan
Vietnam

MIDDLE EAST



Bahrain
Egypt
Iran
Israel
Jordan
Kuwait
Lebanon
Oman
Qatar
Saudi Arabia
Syria
UAE
Yemen

Board of Directors


TOP GLOVE
AWARDED
ISO 9001


1
2
3
4
5
6
7
8

1) **Lau Boon Ann**
Non-Executive Director

2) **Haji Shahadan Bin Haji Abd Manas**
Executive Director

3) **Datin Tong Siew Bee**
Executive Director

4) **Dato' Dr. Lim, Wee-Chai**
Executive Chairman / Managing Director

5) **Tan Sri Datuk (Dr) Arshad Bin Ayub**
Independent Non-Executive Director

6) **Sekarajasekaran a/l Arasaratnam**
Independent Non-Executive Director

7) **Lee Kim Meow**
Executive Director and Alternate Director to Lim Hooi Sin

8) **Quah Chin Chye**
Independent Non-Executive Director

Not in picture **:**

Lim Hooi Sin
Executive Director



Profile of Directors


AWARDED ISO 9001



Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director

Aged 46, a Malaysian citizen, is the Executive Chairman and Managing Director as well as the founder of the Top Glove Group of Companies. He was appointed to the Board of Top Glove on 4 September 2000.

He obtained a Bachelor of Science Degree with Honours in Physics in 1982 from the University Malaya and a Master of Business Administration in 1985 from Sul Ross State University in Texas, USA. He also earned his Doctorate in Business Administration from the Irish International University, London in 2001 and later was awarded with the Fellow Membership of the Business Management Association, UK in September 2001.

Dato' Dr. Lim brings a wealth of experience in the marketing of consumer products whilst he was the Sales Manager of a subsidiary company of OYL Industries Bhd., a company listed on the Bursa Malaysia Securities Berhad. In 1991, he set up Top Glove Sdn. Bhd., his own glove manufacturing and trading business with only one factory and has expanded this business to ten glove factories in 2004. He has more than 20 years of experience in the rubber and latex manufacturing business.

He served as the President (1997/99) of the Malaysian Rubber Glove Manufacturers' Association (MARGMA), prior to this, he was also the Vice-President, Treasurer, Honorary Secretary for the past seven years in this association. In 1998 and 1999, he was the Director of the Association of Malaysia Medical Industries (AMMI). In 1998 and 1999 he was the Board member of the Malaysia Rubber Board.

His business philosophies for the Company are:-

i) We work for our Customers.
ii) We take care of the interests of our Shareholders.
iii) We ensure that our Employees continue to contribute positively to the Company & we take good care of the well-being of our Employees.
iv) We work closely with our Bankers, Suppliers, Business Associates and Friends.

Dato' Dr. Lim does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Dato' Dr. Lim is the husband of Datin Tong Siew Bee and brother of Mr. Lim Hooi Sin. He has no conflict of interest with the Company.



Datin Tong Siew Bee
Executive Director

Aged 46, a Malaysian citizen, was appointed to the Board of Top Glove on 4 September 2000. She is also the co-founder of the Top Glove Group of Companies.

She graduated with a Bachelor of Science Degree with Honours in Computer Science from University Sains Malaysia in Penang in 1983 and later obtained her Master of Business Administration from Sul Ross State University, Texas, USA in 1985.

She is responsible for the Information Technology Department, Human Resource Department and the general administration for the Top Glove Group of Companies. Prior to this, she was working in the banking industry in the information technology field for more than 10 years. She was formerly attached to United Overseas Bank Berhad and Utama Bank Berhad.

Datin Tong Siew Bee does not have any directorships in other public corporations. She has no convictions for offences within the past ten years.

Datin Tong Siew Bee is the wife of Dato' Dr. Lim, Wee-Chai and sister-in-law of Mr. Lim Hooi Sin. She has no conflict of interest with the Company.



Tan Sri Datuk (Dr) Arshad Bin Ayub
Independent Non-Executive Director

Aged 76, a Malaysian citizen, was appointed as an Independent Non-Executive Director of Top Glove on 4 September 2000.

He graduated with a Diploma in Agriculture from College of Agriculture, Serdang, Selangor in 1954 and later obtained a Bachelor of Science (Hons) Economics and Statistics from University of Wales, Aberystwyth, United Kingdom in 1958. In 1964, he obtained a postgraduate Diploma in Business Administration from Management Development Institute (IMEDE), Lausanne, Switzerland.

Having vast experience in serving as a member of numerous bodies in the fields of education, economic planning, finance, regional development, agriculture and science, Tan Sri Datuk (Dr) Arshad Bin Ayub was the first Director of Institute Teknologi Mara from 1965 to 1975. His extensive working experience which led to holding senior positions with various Ministries in the Malaysian Government, from 1951 to 1983, including his appointment as Deputy Governor of Bank Negara Malaysia from 1975 to 1977, and Deputy Director General of Economic Planning Unit, Prime Minister's Department. He also serves as Chairman of Malaysia Rubber Export Promotion Council, President of Malaysia Rubber Products Manufacturers Association and a Member of Lembaga Getah Malaysia (LGM). He was a member of Harun's Salary Commission for Statutory Bodies and Local Government.

He is also a Director of Kulim Malaysia Bhd., Rumpun Hijau Capital Bhd., Tomypak Holdings Bhd., Audrey International (M) Bhd., Sindora Bhd., KPJ Healthcare Bhd., Nationwide Courier Services Bhd. and Malayan Flour Mills Bhd. He was a Council member of the University of Malaya, University of Malaya Hospital Board and Cooperative College of Malaysia. He is a council member of KUSZA in Terrengganu. He also sits on the Board of Bata Sdn. Bhd., PFM Capital Holdings Sdn. Bhd., Affin Merchant Bank Bhd., CSR Building Materials Sdn. Bhd., Nakagawa Rubber Industries Sdn. Bhd., Zalaraz Sdn. Bhd. and Pelaburan Johor Bhd.

Tan Sri Datuk (Dr) Arshad Bin Ayub does not have any family relationship with any other Directors and / or any major shareholders of the Company and has no conflict of interest with the Company. He has no convictions for offences within the past ten years.



Haji Shahadan Bin Haji Abd. Manas
PPT, PMC, PJK
Executive Director

Aged 69, a Malaysian citizen, is the Human Resource Director who joined Top Glove Sdn. Bhd. on 10 June 1996, and was appointed to the Board of Top Glove on 4 September 2000. He graduated with a Bachelor of Arts degree from University Malaya in 1962 and obtained his Diploma in Public Administration (Australia) in 1968.

He commenced his career in the Government Sector, as Assistant Secretary (Admin) in the Ministry of Works, Posts & Telekom from 1963 to 1966, Assistant Secretary (Finance) in the Ministry of National & Rural Development from 1967 to 1969. He served as District Officer and President of the District Councils of Rembau, Tampin and Port Dickson consecutively from 1970 to 1979. From 1980 to 1985, he was the Director General of the Department of Community Development in the Ministry of National & Rural Development. He was the Director of Land Administration and Management from 1986 to 1990. In 1991, he left to join a Dutch construction company, namely Ballast Nedam (M) Sdn. Bhd., as the Public Affairs Advisor until 1995. In 1996, he joined Top Glove Sdn. Bhd. as its Group Human Resource Director.

Haji Shahadan Bin Haji Abd. Manas does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Haji Shahadan Bin Haji Abd Manas does not have any family relationship with any other Directors and / or any major shareholders of the Company and has no conflict of interest with the Company.



Lim Hooi Sin
Executive Director

Aged 42, a Malaysian citizen, was appointed to the Board of Top Glove since 4 September 2000.

He obtained his Bachelor of Science Degree in Management Science from Oklahoma State University, USA in 1985, Master of Business Administration Degree from Arizona State University, USA in 1986 and Charter Financial Consultant Diploma from American College, PA, USA in 1990.

He is a resident of the United States and has spent 14 years of his career with MetLife Financial Services (one of the largest insurance & financial services company in the US). Prior to this posting, he was a Management Trainee, Associate Brand Manager, Regional Marketing Specialist, Agency Director and Director of Asian Market. His experience includes product development, marketing, recruiting, training and supervision of a large and highly productive sales force.

In April 2001, he was appointed Vice President of TG Medical USA, Inc and as a director since it was founded in 1994. Later, he was promoted to Executive Vice President. He has vast experiences in the United States glove market.

Lim Hooi Sin does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Lim Hooi Sin is the brother of Dato' Dr. Lim, Wee-Chai and brother-in-law of Datin Tong Siew Bee. He has no conflict of interest with the Company.



Sekarajasekaran a/l Arasaratnam
Independent Non-Executive Director

Aged 76, a Malaysian citizen, was appointed to the Board of Top Glove On 4 September 2000 as an Independent Non-Executive Director.

He obtained a Diploma in Civil Engineering in 1951 from Technical College, Kuala Lumpur. In 1960, he passed the Membership Examination of the Institute of Civil Engineers (ICE), United Kingdom. Subsequently, he graduated with a Diploma in Public Health Engineering from the Imperial College of Science & Technology, United Kingdom in 1968.

From 1951, he was with the Public Works Department as the Technical Assistant of Waterworks until 1959, thereafter as Assistant Resident Engineer, Executive Engineer and Waterworks Engineer from 1960 to 1966. He joined the Ministry of Health in 1968 as a Senior Public Health Engineer and was promoted to Chief Public Health Engineer in 1972. In 1980, he was the Director of Engineering Services, a position he held until 1983.

Presently, he is the President of Erinco Sdn. Bhd., a company active in various fields of environmental engineering. His wealth of knowledge gathered from over 50 years of work experience in environmental engineering, environmental related studies, design and implementation of environmental engineering projects in Malaysia and overseas make him a much sought out Consultant. He is also a Fellow of the Institution of Engineers Malaysia, Member of the Institution of Civil Engineers, United Kingdom, Member of the Chartered Institution of Water and Environmental Management, United Kingdom, Member of the American Society of Civil Engineers and Member of the Association of Consulting Engineers Malaysia.

Sekarajasekaran a/l Arasaratnam does not have any major directorships in other public corporations. He has no convictions for offences within the past ten years.

Sekarajasekaran a/l Arasaratnam does not have any family relationship with any other Directors and / or any major shareholders of the Company and has no conflict of interest with the Company.





Lau Boon Ann
Non-Executive Director

Aged 49, is a Malaysian citizen, was appointed to the Board of Top Glove as a Non-Executive Director on 4 September 2000.

He achieved his Diploma in Administrative Management, Organisation and Methods, and Diploma in Marketing in United Kingdom in 1979 and later pursued his Post Graduate Diploma in Management studies. He obtained his Master in Business Analysis degree from Lancaster University, United Kingdom in 1981.

He started his career as a Corporate Planner in 1981 with Kesang Holding Bhd. and later he joined SGV Kassim Chan Sdn Bhd as Management Consultant and Marketing Manager for various property companies.

In August 1988, he was instrumented in the setting up of Top Glove's Factory 1 which was subsequently leased to Top Glove Sdn. Bhd. He returned to serve as a Assistant General Manager with Arab Malaysian Development Bhd. in 1990. He left in December 1996 and is presently involved in the real estate and property development sector.

Lau Boon Ann does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Lau Boon Ann is an Alternate Director in United Glove Sdn Bhd of which is a substantial shareholder of Top Glove.



Quah Chin Chye
Independent Non-Executive Director

Aged 50, a Malaysian citizen, was appointed to the Board of Top Glove as an Independent Non-Executive Director on 28 December 2001. He was redesignated as Senior Independent Non-Executive Director on 3 November 2003.

He is a fellow of the Chartered Institute of Management Accountants (CIMA), United Kingdom and a member of the Malaysian Institute of Accountants. He is also a member of the Chartered Institute of Marketing, United Kingdom. Mr. Quah gained vast experience having worked more than 10 years with both American and British multi-national companies holding various senior management positions.

He sits on the Board of several private limited companies. Prior to this, he was with another diversified group listed on the Main Board of Bursa Malaysia Securities Bhd. for approximately six years.

Quah Chin Chye does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Quah Chin Chye does not have any family relationship with any other Directors and / or any major shareholders of the Company and has no conflict of interest with the Company.



Lee Kim Meow
Executive Director and Alternate Director to Lim Hooi Sin

Aged 45, a Malaysian citizen, was appointed as an Executive Director of Top Glove Corporation Bhd. on 15 October 2003.

He obtained his Bachelor of Commerce Degree from the University of New South Wales, Australia in 1982 majoring in Accounting, Finance and Information Systems. Upon his graduation, he worked for OCBC Finance Bhd, the finance subsidiary of OCBC Bank Bhd and subsequently with Asia Commercial Finance Bhd in 1988. In 1991, he obtained his Bachelor of Law Degree from the University of London (External Degree).

He has more than twelve years of experience in the marketing of financial services and credit control operations in the finance industry during his employment with OCBC Finance Bhd and Asia Commercial Finance Bhd. He was the Branch Manager at Asia Commercial Finance (M) Bhd in early 1996 before he was promoted as the Personal Assistant to the Group Executive Director of the Lion Group, entrusted with the responsibility of overseeing the manufacturing, trading and financial services under the Group's operation.

He left in 1997 to join Top Glove as the General Manager in charge of the marketing and promotion of the company's products to more than 145 countries worldwide. He is actively involved in the local Malaysian Rubber Glove Manufacturers' Association (MARGMA) and the regional Asean Rubber Glove Manufacturers' Association (ARGMA).

Lee Kim Meow does not have any directorships in other public corporations. He has no convictions for offences within the past ten years.

Lee Kim Meow does not have any family relationship with any other Directors and / or any major shareholders of the Company and has no conflict of interest with the Company.



Management Team


TOP GLOVE INTERNATIONAL
INTERNATIONAL QUALITY CETIFICATIONS
FDA
CE
TUV
TGA
TOP GLOVE INTERNATIONAL
THE WORLD IS OUR MARKET

From left to right

Front Row - Sitting : Puon Tuck Seng, Danny Ong, Jeff Lee, KM Lee, Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Haji Shahadan Bin Haji Abd. Manas, Chong Yoon Tat, Chookiad Usaha, Audie Seow

Middle Row : Chew Yoke Moi, Looi Guat Kian, Ng See Ping, Wendy Yeoh, Poongothai a/p Munian (Rita), Noor Akilah Saidin, Manmeet Singh, Lim Wee Meng, Chee Ban Tuck, Yap Kok Wei, Kelvin Yong

Last Row : Wong Chong Ban, Lew Sin Chiang, Tony Yee, Mansor Bin Daud, Terence Lee, Edward Ng, Ong Kee Yong, KK Lim, Philip Thomas, Koo Sing Huat, Hue Kon Fah





Corporate Song



Dari mulanya,
hingga terkini,
Top Glove nama
diberi,
Pengeluar sarung
tangan yang berkualiti,
Yakinlah hasil
pengeluaran kami,
Yang bermutu dan
berkualiti tinggi,
Sentiasa menuju
kejayaan,
Untuk mencapai
keunggulan.



MALAYSIA



All over the world,
We are known,
For our superior
quality gloves,
Through the years
we have grown
we have shown,
Our gloves stand out
superior in the world,
Top Glove is the best,
Better than the rest,
Quality, reliability
and consistency
remain our policy,
At Top Glove's
Group of Companies.

USA



ทกคนนั้นยอมรับ
วาเรานั้นคือ
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และคุณภาพดี
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คุณภาพต้องที่นี่...



THAILAND



顶级的名誉 闻名世界
品质优良的顶级手套
历经多年的努力与成长
我们成功站在世界的顶端
顶级的手套 我们的骄傲
品质好 可信赖及依靠
是我们一直维护的宗旨
在顶级手套公司集团…
语述: 顶级手套
继续创新与
迈进是我们的义务

CHINA



Executive Chairman's Statement

DATO' DR. LIM, WEE-CHAI
Executive Chairman / Managing Director


AWARDED
ISO 9001

One of the salient factors for Top Glove's continuous success is the strong team spirit of each and every staff as depicted in Top Glove's business philosophies:

1) We work for our Customers.
2) We take care of the interests of our Shareholders.
3) We ensure that our Employees continue to contribute positively to the Company & we take good care of the well-being of our Employees.
4) We work closely with our Bankers, Suppliers, Business Associates and Friends.

Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director
Top Glove Corporation Bhd.

On behalf of Top Glove's Group of Companies, it gives me great pleasure to present to you Top Glove's Annual Report for the financial year ended 31st August 2004.

Overview

Looking back at the previous financial year, I am pleased to report that our Group has once again delivered a stellar performance, notwithstanding the various challenges in the global business arena arising from the volatility in the price of raw materials and the surge in crude oil prices. Our tight reign on cost and the improvements in production efficiency has enabled us to stay ahead as a cost-effective and commendable manufacturer of good quality natural rubber and synthetic gloves.

Top Glove's aggressive capacity expansion is expected to sustain the group's strong double-digit earnings growth over the next few years. In line with the expansionary quest and improving production efficiency, we expect strong earnings performance on account of larger sales volume by capturing a bigger market share in the world for the supply of gloves. The current trend shows that the global demand is of colossal magnitude for the coming years for natural rubber as well synthetic gloves due to increasing awareness in health standards among consumers and also arising from the recent increase of modern day diseases like Severe Acute Respiratory Syndrome ("SARS"), Avian (Bird) flu and etc..

One of the salient factors for Top Glove's continuous success is the strong team spirit of each and every staff as depicted in Top Glove's business philosophies:

1) We work for our Customers.

2) We take care of the interests of our Shareholders.

3) We ensure that our Employees continue to contribute positively to the Company & we take good care of the well-being of our Employees.

4) We work closely with our Bankers, Suppliers, Business Associates and Friends.








Executive Chairman's Statement (cont'd)

At this point, my deepest gratitude goes to my management team who has displayed a high level of commitment, expertise, ownership and most importantly, a sound knowledge that enables the company to grow rapidly. Imparting knowledge and continuously training ourselves remain as the two driving forces behind the company's success.

I am very happy to share a recent report by an independent securities analyst that has maintained its 'outperform' call on Top Glove's counter citing that the company comes with world class facilities, strong global networking and branding power which is supported by a solid and resilient foundation. With the continued expansionary programs, we are now seeing Top Glove as the world's largest disposable natural rubber glove manufacturer today.

The Group has further strengthened its position by adding another plant to the existing 9 plants totaling 10 modern glove manufacturing plants strategically located in Malaysia, Thailand and China. By end of this year, we expect the plants to churn out a commendable production capacity of about 1,000 million pieces of gloves per month or 12 billion pieces of gloves per year (and still increasing) from our 145 highly efficient glove lines. Presently, the company exports to more than 155 countries with a strong customer base of 600 customers. In the pipeline is the 11th plant which will be built in Klang by early next year to meet the ever increasing global demand for gloves.


ENTREPRENEUR
OF THE YEAR®
MALAYSIA 2002


KLSE
Awards

In the year under review, Top Glove Sdn. Bhd. ("TGSB") had purchased a piece of land for the construction of its Factory 11. This land is situated next to Factory 2 and within the vicinity of the Group's other plants in Klang. Construction of Factory 11 has commenced since August 2004 and is expect to be completed by January 2005. Factory 11 is projected to house 20 new advanced glove production lines. The installation is targeted to be completed before December 2005.

As the Company continues to forge ahead, we have also implemented our biomass facilities in Factory 5 for cost saving energy measures. With this innovative cost saving measures, we are confident that we will stay competitive in terms of pricing. With the biomass facilities, we aim to improve the company's bottom-line further.

During the past one year, the Group has also managed to secure contracts to supply our premium gloves to some big US as well as European glove importers in view of our solid foundation, huge capacity for expansion, focus on stringent quality control and excellent customer service. With this, I am confident that the industry's outlook is favourable and promising. The protein allergy issue has also been well addressed due to better glove-making technologies, processes and other scientific breakthroughs. We have also increased our sales in value-added products such as the enhanced and much improved version of powder free latex examination, nitrile and surgical gloves.

At this point, I am pleased to update the latest development of our plant in our Factory 8 in China. The manufacturing facility has taken off very well since its inception and is now in an 'overbooked' position. We have, however taken the necessary steps to cater for this 'good situation' and more lines will be added at the shortest time possible.

Looking at the rising demand for gloves in the world, we plan to construct 2 new production plants (Factory 12 and Factory 13) in 2005 and 2006 with a total of 40 new and highly efficient production lines to complement our existing production capacity.


AWARDED
ISO 9001

Year to Year Comparison (12 months)


SALES REVENUE
RM418.1
milion
+58%
RM265.1
million
2004
2003


NET PROFIT
RM39.5
million
+56%
RM25.3
million
2004
2003


EARNINGS PER
SHARE
42.61
sen
+54%
27.71
sen
2004
2003


RETURN ON
EQUITY
24.5%
+27%
19.3%
2004
2003

Financial Highlights

The year under review saw the Group registering a revenue of RM 418.1 million, a commendable increase of 58% as compared with the previous year's figure of RM265.1 million. The excellent sales growth is in tandem with the expansionary plans in production capacity and increase in customer base globally.

The Group has also achieved an improved net profit of RM39.5 million for the year under review as compared to RM25.3 million registered last year, reflecting 56% improvement. Whereas earnings per share grew to 42.61 sen for 2004, against 27.71 sen registered in 2003.

Overall, the Company maintains a positive outlook towards continuous growth and securing better performance and results for the coming year in terms of sales revenue and profitability through the continued effort of aggressive marketing strategies, increase in production capacity to capitalise on economies of scale coupled with further improvements in product quality, cost control and efficiency.



Dividends

With the favourable improvement in the financial results, the Board of Directors is pleased to recommend a final dividend of 6.0% (tax exempt) amounting to RM5.6 million and a 3% dividend (with tax 28%) amounting to RM2.0 million for the financial year ended 31 August 2004. The proposed final dividend is subject to the shareholders' approval in the forthcoming Sixth Annual General Meeting.

The Company had on 5 July 2004 declared an interim dividend of 5.0% (tax exempt) amounting to RM4.7 million in conjunction with the 3rd quarter ended 31 May 2004 's financial results announcement. Payment of the interim dividend was made on 6 September 2004.

Thus, on the full year basis, subject to the shareholders' approval for the proposed final dividend, together with the interim dividend already declared and paid, represent a total dividend of 14.0% (RM12.4 million) for the financial year ended 31 August 2004 (dividend declared for the financial year ended 31 August 2003 was 12.0%). The total dividend proposed/paid represents a distribution to shareholders of 31% of the Group's net profits for the financial year ended 31 August 2004.

On 3 March 2004, the company paid the final dividend of 6.0% (with tax 28%) amounting to RM4.0 million (after netting of 28% tax) and a special dividend of 2% (tax exempt) amounting to RM1.9 million in reference to the financial year ended 31 August 2003 that was approved by the shareholders in the Annual General Meeting of the Company held on 9 January 2004.

Corporate Development

On 21 June 2004, the Board of Directors of Top Glove had announced that TGSB, a wholly-owned subsidiary of Top Glove has entered into a Sale and Purchase Agreement ("SPA") to acquire 5.6 million ordinary shares of BAHT 10/- each in Top Glove Medical (Thailand) Co. Ltd ("TGMT") representing 40% of the issued and paid up share capital of TGMT for a total purchase consideration of RM9.3 million (equivalent to BATH 100 million) ("Acquisition").


GROWTH
in Turnover
(in RM '000)
418,133
265,089
180,202
31-08-2002
31-08-2003
31-08-2004

The Acquisition would result in TGSB holding 100% in TGMT, thus, ensuring better control over the operations and management of the company. The Acquisition was financed from internally generated funds and/or borrowing of the Group.

In addition to the above, on 20 August 2004 the Company had also announced that TGSB had entered into a SPA to acquire the remaining 45% interest in Top Glove (Zhangjiagang) Co Ltd ("TGZCL") from its existing shareholders for a total purchase consideration of USD1.89 million (approximately RM7.18 million). The operations of TGZCL, which focuses on the production of synthetic gloves would further, strengthen and complement Top Glove's globalisation efforts as a "One stop glove sourcing center". The acquisition is also expected to further enhance TGSB control over the operations and management of TGZCL; thus, ensuring better cost control, quality and service provided to its valued customers.



Prospect

By December, 2004, Top Glove will continue to be the world's largest disposable natural rubber glove producer with a total of 145 production lines supporting our 10 factories (7 factories in Malaysia, 2 factories in Thailand, and 1 factory in China). By end of December 2004, Top Glove will be churning out 1,000 million pieces of gloves each month or approximately 12.0 billion gloves per annum.

The growing awareness of safety and hygiene, along with an omnipresent threat of biological and chemical warfare, have resulted in the usage of gloves as a normal and in some countries, mandatory practice. Today, Top Glove supplies 12% of the world's market usage and there is still plenty of room in the world market for Top Glove to further spread its wings in the next few years. Based on the Group's targeted annual growth rate of 30% to 40% per annum, Top Glove aims to 'double up' its capacity or supply 24% of the global market usage by 2007. With this vision, Top Glove will expand its current 500 customers to 600 customers by marketing to more than 155 countries worldwide by December 2005.

The Group is also targeting to have 160 efficient production lines with an immense capacity of 13.0 billion pieces per annum by end of 2005 through the commissioning of new lines in our Factory 5, 10 and 11 as well as upgrading our existing production lines. In conclusion, the Group backed by higher sales and renewed emphasis on exporting more valued added gloves would continue to bring healthy growth earnings.



In gratitude

The success of the Company would not have been possible without the support of our valued global customers, bankers, business associates, shareholders, fund managers and investments analysts. We would also like to take this opportunity to thank our regulatory bodies for their continuous support over the past years.

Special thanks and deepest gratitude to all Top Glove staff for their hard work and effort in working with me to run the extra mile in achieving the Company's vision. Your support, perseverance and positive working attitude have continued to see the Company improving and soaring to greater heights from year to year.



Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director
Top Glove Corporation Berhad
9 November 2004



Corporate Governance Statement

Top Glove Corporation Bhd ("Top Glove" or the "Company") recognizes that its existence in the business community relies on the support, trust and confidence of our shareholders, business associates, customers, suppliers, financiers and various other group of stakeholders with whom it interacts and/ or conducts business with.

Its Board of Directors is therefore committed to formulate policies and direct the Company to achieve its objectives by enhancing shareholders' value with corporate accountability and openness, taking into account the interests of other stakeholders.

The Board of Directors recognises the importance of the role of good corporate governance in assisting the Company to achieve its corporate mission and in enhancing its shareholders' value. Thus, the Board of Directors is committed to ensure that the corporate governance adopted by the Company is in line with the principles set out in Part 1 of the Malaysian Code on Corporate Governance ("the Code") to the Company's particular circumstances. The Board further acknowledges the recommended best practices as set out in Part 2 of the Code and continues to evaluate the status of the practices and the adopted alternatives.

THE BOARD OF DIRECTORS

Top Glove is led by an experienced Board comprising members who are specialised in the glove manufacturing and various business sectors supported by a wide range of other professionals in the legal and accounting sectors. This wide spectrum of skills and experience provide the strength that is needed to lead the Company to meet its objectives and enable the Company to rest in the firm control of an accountable and competent Board of Directors.

The Board currently comprises nine (9) members: five (5) executive directors including the Executive Chairman / Managing Director, three (3) independent non-executive directors and one (1) non-executive director. The composition reflects a balance of executive directors and non-executive directors (including independent non-executive directors) such that no individual or small group of individuals can dominate the Board's decision making. A brief description of the background of each Director is presented on pages 9 to 13 of this Annual Report.

The Board has identified Mr Quah Chin Chye to be the senior independent non-executive director of the Board to whom concerns may be conveyed.

The Board meets quarterly to review its quarterly performances and discuss new policies and strategies. Additional meetings will be called as and when necessary. During the financial year ended 31 August 2004, four (4) Board Meetings were held and the attendance of Board members are as follows:

Name of Director	No. of Meetings Attended
Dato' Dr. Lim, Wee-Chai	4/4
Tan Sri Datuk (Dr) Arshad Bin Ayub	4/4
Tong Siew Bee	4/4
Haji Shahadan Bin Haji Abd Manas	4/4
Lim Hooi Sin	4/4
Sekarajasekaran a/l Arasaratnam	4/4
Lau Boon Ann	4/4
Quah Chin Chye	4/4
Lee Kim Meow (Also an Alternate Director to Lim Hooi Sin)	4/4

All of the above meetings were held in the Company's Board Room at Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan, Malaysia.



All the Board members have attended the Mandatory Accreditation Programme conducted by the Bursa Malaysia Training Sdn Bhd (formerly known as KLSE Training Sdn Bhd). Directors are also aware of their duties to attend Continuous Education Programmes as prescribed by Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ("Bursa Securities"). It is the Company's intention that each new director is given a comprehensive briefing on the Company's history, operations, financial control system and plant visit to enable them to have first hand understanding of the Company's operation. This orientation programme had been implemented since 31 December 2001.

Clear demarcation of duties, responsibilities and authority are being practiced by the Board. The position of Executive Chairman and Managing Director is held by Dato' Dr. Lim, Wee-Chai. The Executive Chairman/Managing Director is primarily responsible for the orderly conduct of the board meetings and workings of the Board. The Executive Chairman/Managing Director, assisted by the Executive Directors is subject to the control of the Board and is responsible for the implementation of Board policies, making operational decisions and monitoring the day to day running of the business. He also defines the limits of the management's responsibilities. The Executive Directors are responsible for the day to day operations of the Group whereby operational issues and problems are discussed, major transactions and matters relating to the Group are reviewed and also to formulate operational strategies.

The non-executive Directors are to deliberate and discuss policies and strategies formulated and proposed by the management with the view of the long-term interests of all stakeholders. They contributed to the formulation of policies, and decision making using their expertise and experience. They also provide guidance and promote professionalism to the management.

The presence of the independent non-executive Directors are essential as they provide the unbiased and independent view, advice and judgement as well as to safeguard the interest of other parties like minority shareholders and the community.

In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to retirement at the first Annual General Meeting ("AGM") of the Company subsequent to their appointment. One third of all the other Directors shall retire by rotation at each AGM provided always that all Directors shall retire from office at least once in three (3) years. The Directors retiring from office shall be eligible for re-election by the shareholders.

Directors standing for re-election at the AGM of the Company to be held are Quah Chin Chye, Lau Boon Ann, Tan Sri Datuk (Dr) Arshad Bin Ayub and Sekarajasekaran a/l Arasaratnam.

The Board has delegated certain responsibilities to several Board Committees which operates within clearly defined terms of reference. The Chairman of the various Committees will report to the Board the outcome of the Committee meetings and such reports are incorporated in the minutes of the Board meetings. The various Committees are:

Audit Commitee

This Committee was established on 5 September 2000. The terms of reference of the Audit Committee was reviewed by the Board and all the members of the Committee were re-nominated and re-appointed on 4 September 2003. The terms of office of the Committee is 2 years and may be re-nominated and re-appointed by the Board. Its role and function is to assist the Board in overseeing the Group's activities within its clear defined terms of reference. Best Practices BB Part 2 and Part 4 of the Code and Paragraph 15.13 of Bursa Securities' Listing Requirements ("Bursa Securities LR") spell out the duties of an Audit Committee. The scope of duties of Top Glove's Audit Committee includes primarily the duties detailed therein. Pursuant to Paragraph 15.26 of Bursa Securities LR, the Audit Committee Report for the current financial year can be found in pages 29 to 32 of this Annual Report which also contain other information as required under the Code.

The Board shall review the term of office and performance of the Audit Committee and each of its members at least once every two (2) years to determine whether such Audit Committee and members have carried out their duties in accordance with their terms of reference.

The Board has full access to both internal and external auditors and receive reports on all audits performed via this Committee.

Nomination Committee

This Committee was established on 7 November 2001. The terms of reference of the Nomination Committee was reviewed by the Board and all the members of the Committee were re-nominated and re-appointed on 4 September 2003. The terms of office of this Committee is 2 years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in nominating new nominees to the Board of Directors. The Nomination Committee shall also assess the performance of the Directors of the Company on an on-going basis. The members of the Nomination Committee are as follows:

(a) Tan Sri Datuk (Dr) Arshad Bin Ayub
(Independent Non-Executive Director) - Chairman
(b) Lau Boon Ann
(Non-Executive Director)
(c) Sekarajasekaran a/l Arasaratnam
(Independent Non-Executive Director)
(d) Quah Chin Chye
(Independent Non-Executive Director)

The duties and responsibilities of the Nomination Committee are as follows:

- To recommend to the Board of Directors, candidates for all directorships to be filled by the Shareholders or the Board of Directors;
- To consider, in making its recommendations, candidates for directorships proposed by the Managing Director and, within the bounds of practicability, by any other senior executive or any Director or Shareholder;
- To recommend to the Board of Directors the nominees to fill the seats on Board Committees;
- To assess the effectiveness of the Board of Directors as a whole and each individual Directors/Committees of the Board;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Nomination Committee considers appropriate.

Remuneration Committee

This Committee was established on 7 November 2001. The terms of reference of the Remuneration Committee was reviewed by the Board and all the members of the Remuneration Committee were re-nominated and re-appointed on 4 September 2003. The terms of office of this Committee is 2 years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in assessing the remuneration packages of the executive directors. The members of the Remuneration Committee are as follows:

(a) Dato' Dr. Lim, Wee-Chai
(Executive Chairman / Managing Director) - Chairman
(b) Sekarajasekaran a/l Arasaratnam
(Independent Non-Executive Director)
(c) Lau Boon Ann
(Non-Executive Director)

The duties and responsibilities of the Remuneration Committee are as follows:

- To review and assess the remuneration packages of the executive directors in all forms, with or without other independent professional advice or other outside advice;
- To ensure the levels of remuneration be sufficiently attractive and be able to retain directors needed to run the Company successfully;
- To structure the component parts of remuneration so as to link rewards to corporate and individual performance and to assess the needs of the Company for talent at Board level at a particular time;
- To recommend to the Board of Directors the remuneration packages of the executive directors;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Remuneration Committee considers appropriate.



Directors' Remuneration

1) Aggregate remuneration of Directors categorized into appropriate components are as follows:

	Salaries RM'000	Fees RM'000	Bonus RM'000	Benefits in-kind RM'000	Total RM'000
Executive Directors	1,458	144	0	49	1,651
Non-Executive Directors	0	108	0	0	108

2) Directors' remuneration are broadly categorized into the following bands:

	Number of Directors	
Range of Remuneration	Executive	Non-Executive
Below RM50,000	1	4
RM100,001 to RM150,000	2	0
RM200,001 to RM250,000	1	0
RM1,000,001 to RM1,100,000	1	0

The only area of non-compliance with the Code is the recommended disclosure of details of the remuneration of each Director. At this point, the Board of Directors are of the view that disclosure of the remuneration bands of the Directors of the Company is sufficient to meet the objectives of the Code.

ESOS Option Committee

The Company, with approval of the shareholders during its Extraordinary General Meeting ("EGM") held on 9 January 2003, has implemented the ESOS ("Employees' Share Option Scheme") officially on 29 April 2003.

An ESOS Option Committee was appointed by the Board on 11 April 2003 to oversee the administration as well as to ensure proper implementation of the ESOS according to the Bye-laws of the scheme. Currently the ESOS Option Committee comprises the following members:

- Dato' Dr. Lim, Wee-Chai - Chairman
- Haji Shahadan Bin Haji Abd Manas - member
- Lee Kim Meow - member
- Chee Ban Tuck - member

SUPPLY OF INFORMATION TO THE BOARD

All Directors are provided with an agenda of the meeting and board papers which contain Company's financial performance, business outlook, various committees' reports and disclosures by Directors of their interest in shares and their interest in contracts, properties and offices pursuant to Section 135 and Section 131 of the Companies Act, 1965 respectively prior to the Board meeting. The board papers are issued in advance to facilitate informed decision-making. The Managing Director will lead the presentation of board papers and provide comprehensive explanations of pertinent issues. Any proposals and recommendations by the management will be deliberated and discussed by the Board before a decision is made. Minutes are prepared on all board proceedings and will be signed by the Chairman of the meeting in accordance with the provision of Section 156 of the Companies Act, 1965. The Board is kept updated on the Company's financial activities and operations on a regular basis.

The Directors are also notified of any corporate announcement released to Bursa Securities and the impending restriction on dealing with the securities of the Company prior to the announcement of the quarterly financial results.

All Directors have access to the advice and services of the Company Secretary and they have been issued with the Code of Ethics for Directors and Secretaries. The Company Secretary also acts as the Secretary for all the Board Committees.

RELATIONSHIP WITH THE SHAREHOLDERS

The Company views the timely and equal dissemination of information to shareholders and stakeholders as important. It strictly adheres to the disclosure requirements of Bursa Securities. The Company is cautious not to provide undisclosed material information about the Company to any shareholder or stakeholder group.

In addition to the various announcements made during the year, the timely release of financial results on a quarterly basis in line with Bursa Securities LR, the Company provides shareholders with an overview of the Company's performance and progress. During the year, the Executive Directors and senior management had regular dialogues and meetings with both local and overseas institutional investors, fund managers, analysts, research houses and members of the press media to brief them and to keep them updated on the various announcements relating to the Company's financial performance, major corporate proposals and pertinent issues within the disclosure requirements of Bursa Securities.

The AGM is an important forum where communications with shareholders can be effectively conducted. Shareholders are notified of the meeting together with a copy of the Company's Annual Report at least 21 days before the meeting. At each AGM, shareholders are given ample time and opportunity to ask for more information, without limiting the type of questions asked, prior to seeking approval by show of hands from the members and proxies on the audited financial statements. During the meeting, the Chairman and the Board members are prepared to response to all queries and undertake to provide sufficient clarification on issues and concerns raised by the shareholders. The external auditors are also present to provide their professional and independent clarification on issues and concerns raised by the shareholders. Status of all resolutions proposed at the AGM are submitted to Bursa Securities at the end of the meeting day. The Board has ensured that each item of special business included in the notice of the annual or extraordinary general meeting are accompanied by a full explanation of the effects of a proposed resolution.

Institutional investors and analysts are welcomed and have equal opportunity to meet our management about performance, corporate governance and other matters related to shareholders' interest.

The Company also maintain two websites at www.topglove.com.my and http://topglove.asiaep.com from which shareholders and stakeholders can access for information.

ACCOUNTABILITY AND AUDIT

Financial Reporting

Statement of Directors' Responsibilities in respect of Audited Financial Statements pursuant to Paragraph 15.27 (a) of the Listing Requirements of Bursa Securities.

The Directors are responsible to ensure that financial statements are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia. In presenting the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and prepared on a going concern basis. The Directors also strive to ensure that financial reporting present a balanced and understandable assessment of the Company's position and prospects.

Quarterly financial statements are reviewed by the Audit Committee and approved by the Board of Directors prior to release to Bursa Securities within stipulated time frame.

Internal Control

The Board acknowledges its responsibility for maintaining a sound system of internal controls, which provides reasonable assessment of effective and efficient operations, internal financial controls, and compliance with laws and regulations as well as with internal procedures and guidelines. The internal control system also aims at identifying and managing any risks that the Company may encounter in pursuit of its business objectives. A Statement on Internal Control of the Company is set out on page 28 of the Annual Report.

Relationship with the Auditors

The external auditors, Messrs. Ernst & Young and Messrs. William C.H. Tan & Associates have continued to report to members of the Company on their findings which are included as part of the Company's statutory financial statements. The Company has thus established a transparent arrangement with the auditors to meet auditors' professional requirements. From time to time, the auditors highlight to the Audit Committee and Board of Directors on matters that require Board's attention through the issuance of management letters.


AWARDED
ISO 9001

OTHER COMPLIANCE INFORMATION

1. **Utilisation Of Proceeds**
The Company did not raise funds through any corporate proposal during the financial year.

2. **Recurrent Related Party Transactions**
During the financial year, there were no recurrent related party transactions of revenue or trading nature involving the Directors or Substantial Shareholders of the Company.

3. **Share Buy-backs**
During the financial year, there were no share buy-back by the Company.

4. **American Depository Receipt ("ADR") Or Global Depository Receipt ("GDR") Programmes**
During the financial year, the Company did not sponsor any ADR or GDR programmes.

5. **Imposition Of Sanctions And/Or Penalties**
There were no sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or Management by the relevant regulatory bodies.

6. **Non-Audit Fees**
No non-audit fees was paid to the external auditors during the year.

7. **Variation In Results**
There was no material variance between the results of the financial year and the unaudited results previously announced. The Company did not make any release on the profit estimate, forecast or projections for the financial year.

8. **Profit Guarantees**
During the financial year, there were no profit guarantees given by the Company.

9. **Material Contracts**
During the financial year, there were no material contracts entered into by the Company and its subsidiaries involving Directors' and major shareholders' interests.

10. **Contracts Relating To Loans**
There were no material contracts relating to loans entered into by the Company involving Directors and major shareholders.

11. **Options, Warrants or Convertible Securities**
The ESOS of the Company was officially implemented on 29 April 2003. During the current financial year ended 31 August 2004, a total of 862,000 new ordinary shares were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up share capital of the Company as at 31 August 2004 are as follow :-

	No. of shares	RM
As at 1 September 2003 (ESOS implementation)	92,197,000	92,197,000
Ordinary shares issued pursuant to the ESOS	862,000	862,000
As at 31 August 2004	93,059,000	93,059,000

Other than the above, there were no issuance of options, warrants or convertible securities during the financial year.

12. **Revaluation of Landed Properties**
The Company does not have a revaluation policy on landed properties.

Statement On Internal Control

The Board acknowledges its responsibility in establishing an efficient and effective system of internal control covering not only financial controls but also controls relating to operational compliance and risk management to safeguard shareholders' investment and the Group's assets. There is an on-going review process by the Board to ensure the adequacy and integrity of the system. Such a system is designed to identify and to manage rather than eliminate the risk of failure. Accordingly, the system can only provide reasonable and not absolute assurance against material misstatement, loss or fraud.

The Group's internal control mechanism is embedded in the various work processes and procedures at appropriate levels in the Group. The Managing Director ("MD") and senior management team, comprising experienced personnel with vast specialised industry experience, are assigned the responsibility of managing the Group. They are accountable for the conduct and performance of their operations within their respective businesses. The MD and senior management monitor the day-to-day affairs of the Group through review of performance and operations reports, as well as by attending management meetings. Any significant issues are immediately brought to the attention of the MD, who in turn, will bring these matters before the Board.

The Audit Committee is also responsible for reviewing and monitoring the effectiveness of the Group's system of internal control. In this respect, the Internal Audit Department of the Company which was set up in the financial year ended 31 August 2003, which is independent of management, conducts regular reviews on the Group's various operations and reports directly to the Audit Committee. The external auditors provide assurance in the form of their annual statutory audit of the financial statements. Further areas for improvement identified during the course of the statutory audit by the external auditors are brought to the attention of the Audit Committee through management letters, or discussed at Audit Committee meetings.

The key processes that the Group has established in reviewing the adequacy and integrity of the Group's system of internal control include the following:

1) Company's Policies and Procedures which set out guidelines and the expected standards for the Group's operations. The policies and procedures are under regular review and update so as to maintain its effectiveness at all time.

2) Periodical and/or annual budgeting and target setting and review system for every operation of the Group. Analysis, data comparison and reporting of variances against targets are presented in the Group's various management meetings which provide the framework for monitoring and controlling mechanism.

3) Requirement for the submission of regular and timely financial and comprehensive management reports to the management.

4) Clearly defined organisation structure of the various departments with clearly defined delegation of responsibilities and accountability. It sets out the decision that needs to be taken and the appropriate approving authority at various levels of the management including matters that requires Board's approval.

5) Setting up monetary limits to the various level of delegated authority in order to minimize the risks of unauthorized transactions.

6) Regular internal audit visits by the Company's Internal Audit Department to assess and provide independent reports and assurance on the state of the internal control system of the Group's various operations.

7) Continuous training and development programmes covering all level of the Group's employees to ensure and to maintain the competency and efficiency of the employees.

8) Compliance review functions to ensure adherence to rules and regulations laid down by the various regulators and authorities.

The Board remains committed towards operating a sound system of internal control and therefore recognises that the system must continuously evolve to support the type of business and size of operations of the Group. As such, the Board will, when necessary, put in place appropriate action to further enhance the Group's system of internal control.

There were no material internal control failures nor have any of the reported weaknesses resulted in material losses or contingencies during the financial year.

This statement is made in accordance with a resolution of the Board of Directors dated 27 October 2004.

Audit Committee Report


AWARDED
ISO 9001

TERMS OF REFERENCE OF AUDIT COMMITTEE

1. MEMBERSHIP

Members Designation

(a) Tan Sri Datuk (Dr) Arshad Bin Ayub
Independent Non-Executive Director
(Chairman)

(b) Dato' Dr. Lim, Wee-Chai
Executive Chairman / Managing Director
(Member)

(c) Sekarajasekaran a/l Arasaratnam
Independent Non-Executive Director
(Member)

(d) Quah Chin Chye
Independent Non-Executive Director
(Member)

2. COMPOSITION OF MEMBERS

The Board shall elect the Audit Committee members from amongst themselves, comprising no fewer than three (3) directors, where the majority shall be independent directors. The term of office of the audit committee is 2 years and may be re-nominated and appointed by the Board of Directors.

In this respect, the Board adopts the definition of "independent director" as defined under the Bursa Malaysia Securities Berhad's Listing Requirements ("Bursa Securities LR").

At least one member of the Audit Committee must be:

(a) a member of the Malaysia Institute of Accountant ("MIA"); or

(b) if he is not a member of MIA, he must have at least 3 years of working experience and:
   i. he must have passed the examinations specified in Part 1 of the 1st Schedule of the Accountants Act 1967; or
   ii. he must be a member of one of the associations of the accountants specified in Part 11 of the First Schedule of the Accountants Act 1967;
   or

(c) fulfills such other requirements as prescribed by Bursa Securities.

No alternate director of the Board shall be appointed as a member of the Audit Committee.

Retirement and resignation

If a member of the Audit Committee resigns, dies, or for any reason ceases to be a member with the result that the number of members is reduced below three (3), the Board shall within three (3) months of the event appoint such number of the new members as may be required to fill the vacancy.

3. CHAIRMAN

The Chairman of the Audit Committee, elected from amongst the Audit Committee members, shall be an independent director. The Chairman of the Committee shall be approved by the Board of Directors.

4. SECRETARY

The Secretary of the Audit Committee shall be the Company Secretary.

The Secretary shall be responsible for drawing up the agenda with concurrence of the Chairman and circulating it, supported by explanatory documentation to members of the Audit Committee prior to each meeting.

The Secretary shall also be responsible for keeping the minutes of meetings of the Audit Committee and to the other members of the Board of Directors and for following up outstanding matters.

5. MEETINGS

The Audit Committee meetings shall be conducted at least four (4) times annually, or more frequently as circumstances dictate. In addition, the Chairman may call for additional meetings at any time at the Chairman's discretion.

In the absence of the Chairman, the other independent director shall be the Chairman for that meeting.

The members of the Audit Committee, Financial Controller, Finance Manager and the head of internal audit will normally be in attendance at the meetings. Representatives of the external auditors are to be in attendance at meeting where matters relating to the audit of the statutory accounts and/or external auditors are to be discussed.

Other directors, officers and employees of the Company and/or Group may be invited to attend, except for those portions of the meetings where their presence is considered inappropriate, as determined by the Audit Committee. However, at least once a year the Audit Committee shall meet with the external auditors without any executive board member present.

Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and also to the other members of the Board of Directors. The Audit Committee Chairman shall report on each meeting to the Board of Directors.

6. QUORUM

The quorum for the Audit Committee meeting shall be the majority of members present whom must be independent directors.

7. REPORTING

The Audit Committee shall report to the Board of Directors, either formally in writing, or verbally, as it considers appropriate on the matters within its terms of reference at least once a year, but more frequently if it so wishes.

The Audit Committee shall report to the Board of Directors on any specific matters referred to it by the Board for investigation and report.

8. OBJECTIVES

The principal objectives of the Audit Committee is to assist the Board of Directors in discharging its statutory duties and responsibility relating to accounting and reporting practices of the holding company and each of its subsidiaries. In addition, the Audit Committee shall:

a) evaluate the quality of the audits performed by the internal and external auditors;

b) provide assurance that the financial information presented by management is relevant, reliable and timely;

c) oversee compliance with laws and regulations and observance of a proper code of conduct; and

d) determine the quality, adequacy and effectiveness of the Group's control environment.

9. AUTHORITY

The Audit Committee shall, in accordance with a procedure to be determined by the Board of Directors and at the expense of the Company:

(a) authorise to investigate any activity within its terms of reference. All employees shall be directed to cooperate as requested by members of the Audit Committee;

(b) have full and unlimited/ unrestricted access to all information and documents/resources which are required to perform its duties as well as to the internal and external auditors and senior management of the Company and Group;

(c) obtain, at the expense of the Company, other independent professional advice or other advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary;


AWARDED
ISO 9001

(d) be able to convene meetings with the external auditors, without the attendance of the executive members of the Audit Committee, whenever deemed necessary;

(e) be able to make relevant reports when necessary to the relevant authorities if a breach of the Bursa Securities LR occurred.

10. DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee are as follow:

a) To review the maintenance and control of an effective accounting system;

b) To review the Groups' public accountability and compliance with the law;

c) To ensure the adequacy of internal and external audit procedures;

d) To evaluate the quality of external auditors and make recommendations concerning their appointment and remuneration and to consider the nomination of a person or persons as external auditors;

e) To provide liaison between the external auditors, the management and the Board of Directors and also to review the assistance given by the management to the external auditors;

f) To review the findings of the internal and external auditors;

g) To review the quarterly results and financial statements and annual report prior to submission to the Board of Directors;

h) To monitor any related party transactions that may within the Group and to report, if any, transactions between the Group and any related party outside the Group which are not based on arms-length terms and on terms which are disadvantageous to the Group;

i) To report its findings on the financial and management performance, and other material matters to the Board of Directors;

j) To act in line with the directions of the Board of Directors; and

k) To consider and examine such other matters as the Audit Committee considers appropriate.

11. SUMMARY OF ACTIVITIES OF THE AUDIT COMMITTEE

The Audit Committee has discharged its duties as set out in its Terms of Reference. The major areas reviewed by the Audit Committee are as follows:

a) Reviewed the Quarterly Reports and the Annual Report to ensure adherence to legal and regulatory reporting requirements and appropriate resolution of all accounting matters requiring significant judgment;

b) Reviewed and deliberated the significant risk areas, internal control and financial matters coming to the attention of the external auditors in the course of their work;

c) Related party transactions which are required to be transacted at an arm's length basis and are not detrimental to the interest of minority shareholders;

d) Emerging financial reporting issues pursuant to the introduction of new accounting standards and additional statutory/regulatory disclosure requirements;

e) Best Board practices for meeting market expectations and protecting shareholders' interests that were highlighted by the External Auditors;

f) Measures being taken to fortify the existing risk assessment and management processes.

g) Verified the allocation of option shares pursuant to the Employees' Share Option Scheme ("Scheme") to eligible employees had been made in accordance with the criteria of allocation of option shares as set out in the Bye-Laws of the Scheme.



12. SUMMARY OF ACTIVITIES OF THE INTERNAL AUDIT DEPARTMENT

The Company has an Internal Audit Department whose principal objective is to undertake regular reviews of the systems of controls, procedures and operations so as to provide reasonable assurance that the internal control system is sound, adequate and satisfactory. The Internal Audit Department reports direct to the Audit Committee. Its role is to provide the Committee with independent and objective reports on the state of internal controls of the operating units within the Group and the extent of compliance by such units with the Group's established policies and procedures and the regulatory requirements of the relevant authorities. The Audit Committee reviews and approves the internal audit plan of the Group submitted by the internal audit manager.

During the financial year ended 31 August 2004, the areas audited included audits of the various departments covering all the factories and subsidiaries within the Group. Internal audit reports were issued to the Audit Committee regularly and tabled in the Audit Committee meetings. The reports are also issued to the respective operations management, incorporating audit recommendations and management responses with regards to any audit findings on the weaknesses in the systems and controls of the operations. The Internal Audit Department also follows up with management on the implementation of the agreed audit recommendations.

MEETINGS AND ATTENDANCE OF AUDIT COMMITTEE

The Members of Audit Committee met four (4) times during the financial year ended 31 August 2004 and the attendance of the members are as follows :-

No. of Members	Meetings Attended
(a) Dato' Dr. Lim, Wee-Chai	4/4
(b) Tan Sri Datuk (Dr) Arshad Bin Ayub	4/4
(c) Sekarajasekaran a/l Arasaratnam	4/4
(d) Quah Chin Chye	4/4



TOP GLOVE CORPORATION BERHAD

(474423-X)

Incorporated in Malaysia under the Companies Act, 1965

AWARDED ISO 9001

The World's Largest Natural Rubber Glove Manufacturer

Financial Statement 2004

For Financial Year Ended 31 August 2004



page

F8 F7 F6 F5 F4



F3



F2



F1

Always Staying At The Top

Directors' Report

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the financial year ended 31 August 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and the provision of management services.

The principal activities of the subsidiaries are described in Note 12 to the financial statements.

There have been no significant changes in the nature of the principal activities during the financial year.

RESULTS

	Group RM	Company RM
Net profit for the year	39,534,493	10,583,804

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.

DIVIDENDS

The amount of dividends paid by the Company since 31 August 2003 were as follows :

	RM
In respect of the financial year ended 31 August 2003 :	
Interim tax exempt dividend of 4%, paid on 5 September 2003	3,682,880
Special tax exempt dividend of 2%, paid on 3 March 2004	1,856,600
Final dividend of 6% less 28% taxation, paid on 3 March 2004	4,010,256
	9,549,736
In respect of the financial year ended 31 August 2004 :	
Interim tax exempt dividend of 5%, paid on 6 September 2004	4,651,200

At the forthcoming Annual General Meeting, a final tax exempt dividend of 6% on 93,082,000 ordinary shares amounting to RM5,584,920 (6 sen per share) and a final dividend of 3% less 28% taxation amounting to RM2,010,571 (2.16 sen per share) in respect of the financial year ended 31 August 2004 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the financial year ending 31 August 2005.


AWARDED ISO 9001

DIRECTORS

The names of the directors of the Company in office since the date of the last report and at the date of this report are :

- Dato' Dr. Lim, Wee-Chai
- Tan Sri Datuk (Dr.) Arshad bin Ayub
- Datin Tong Siew Bee
- Haji Shahadan bin Haji Abd Manas
- Lim Hooi Sin
- Sekarajasekaran a/l Arasaratnam
- Lau Boon Ann
- Quah Chin Chye
- Lee Kim Meow (also alternate to Lim Hooi Sin)

DIRECTORS' BENEFITS

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, other than as may arise from the share options to be granted pursuant to the Employee Share Options Scheme ("ESOS").

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than benefits included in the aggregate amount of emoluments received or due and receivable by the directors as shown in Note 6 to the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares in the Company during the financial year were as follows:

	Number of Ordinary Shares of RM1 Each			
	1 September 2003	Bought	Sold	31 August 2004
Dato' Dr. Lim, Wee-Chai				
- direct	28,588,179	577,000	-	29,165,179
- indirect	15,932,351	-	(1,300,000)	14,632,351
Tan Sri Datuk (Dr.) Arshad bin Ayub	2,048,000	-	(548,000)	1,500,000
Datin Tong Siew Bee				
- direct	1,742,098	-	(100,000)	1,642,098
- indirect	42,778,432	577,000	(1,200,000)	42,155,432
Haji Shahadan bin Haji Abd Manas	38,200	50,000	(30,000)	58,200
Lim Hooi Sin				
- direct	2,689,565	-	(200,000)	2,489,565
- indirect	41,830,965	577,000	(1,100,000)	41,307,965
Sekarajasekaran a/l Arasaratnam	3,797,989	-	(16,000)	3,781,989
Lau Boon Ann	18,200	80,000	-	98,200
Lee Kim Meow	438,506	40,000	(210,000)	268,506

	Number of Options over Ordinary Shares of RM1 Each			
	1 September 2003	Granted	Exercised	31 August 2004
Dato' Dr. Lim, Wee-Chai	-	180,000	-	180,000
Datin Tong Siew Bee	-	80,000	-	80,000
Lim Hooi Sin	-	80,000	-	80,000
Haji Shahadan bin Haji Abd Manas	50,000	80,000	(50,000)	80,000
Lee Kim Meow	40,000	80,000	(40,000)	80,000

Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee and Lim Hooi Sin by virtue of their interest in shares of the Company are also deemed interested in shares of all the subsidiaries to the extent the Company has an interest.

None of the other directors in office at the end of the financial year had any interest in shares in the Company or its related corporations or in share options in the Company during the financial year.

ISSUE OF SHARES

During the financial year, the Company increased its issued and paid-up share capital from RM92,197,000 to RM93,059,000 by way of the issuance of 862,000 ordinary shares of RM1 each pursuant to the ESOS at an option price of between RM1.73 and RM7.00 per ordinary share.

Subsequent to the end of the financial year, the Company increased its issued and paid-up share capital from RM93,059,000 to RM93,082,000 by way of the issuance of 23,000 ordinary shares of RM1 each pursuant to the ESOS at an option price of between RM4.33 and RM6.66 per ordinary share.

All the new ordinary shares that were issued rank pari passu in all respects with the existing shares.

EMPLOYEE SHARE OPTIONS SCHEME

The Company's ESOS is governed by the by-laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2003 and became effective on 29 April 2003.

The main features and other terms of the ESOS are disclosed in Note 23 to the financial statements.

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose the names of employees who have been granted options to subscribe for less than 80,000 ordinary shares of RM1 each. The list of employees granted options to subscribe for 80,000 or more ordinary shares of RM1 each during the financial year is as follows:

Name	Grant Date	Expiry Date	Exercise Price RM	Number of Share Options Granted	Exercised	31.8.2004
Dato' Dr. Lim, Wee-Chai	7.6.2004	29.4.2008	6.28	180,000	-	180,000
Datin Tong Siew Bee	7.6.2004	29.4.2008	6.28	80,000	-	80,000
Lim Hooi Sin	7.6.2004	29.4.2008	6.28	80,000	-	80,000
Haji Shahadan bin Haji Abd Manas	7.6.2004	29.4.2008	6.28	80,000	-	80,000
Lee Kim Meow	7.6.2004	29.4.2008	6.28	80,000	-	80,000



OTHER STATUTORY INFORMATION

(a) Before the income statements and balance sheets of the Group and of the Company were made out, the directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that there were no known bad debts and that adequate provision had been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise their value as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumtances which would render:

(i) it necessary to write off any bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; and

(ii) the values attributed to the current assets in the financial statements of the Group and of the Company misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

(d) At the date of this report, the directors are not aware of any circumtances not otherwise dealt with in this report or financial statements of the Group and of the Company which render any amount stated in the financial statements misleading.

(e) As at the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability of the Group or of the Company which has arisen since the end of the financial year.

(f) In the opinion of the directors:

(i) no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group or of the Company to meet their obligations when they fall due; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.



SIGNIFICANT EVENTS

The significant events during the year are as disclosed in Note 12(b) to the financial statements.

SUBSEQUENT EVENTS

The subsequent events are disclosed in Note 29 to the financial statements.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors

DATO' DR. LIM, WEE-CHAI

QUAH CHIN CHYE

Klang, Malaysia
27 October 2004


AWARDED ISO 9001

Statement By Directors

PURSUANT TO SECTION 169 (15) OF THE COMPANIES ACT, 1965

We, **DATO' DR. LIM, WEE-CHAI** and **QUAH CHIN CHYE**, being two of the directors of **TOP GLOVE CORPORATION BHD.**, do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages 41 to 73 are drawn up in accordance with applicable Approved Accounting Standards in Malaysia and the provisions of Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Company as at 31 August 2004 and of the results and the cash flows of the Group and of the Company for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors

DATO' DR. LIM, WEE-CHAI

QUAH CHIN CHYE

Klang, Malaysia
27 October 2004

Statutory Declaration

PURSUANT TO SECTION 169 (16) OF THE COMPANIES ACT, 1965

I, **DATO' DR. LIM, WEE-CHAI**, the director primarily responsible for the financial management of **TOP GLOVE CORPORATION BHD.**, do solemnly and sincerely declare that the accompanying financial statements set out on pages 41 to 73 are in my opinion correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1960.

Subscribed and solemnly declared by the)
abovenamed **DATO' DR. LIM, WEE-CHAI**) **DATO' DR. LIM, WEE-CHAI**
at Klang in the State of Selangor)
on 27 October 2004)

Before me,

RAHMAH HAJI ISMAIL
Commissioner for Oaths

Klang, Selangor Darul Ehsan
Malaysia

Report Of The Auditors

TO THE MEMBERS OF TOP GLOVE CORPORATION BHD. (Incorporated in Malaysia)

We have audited the financial statements set out on pages 41 to 73. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with applicable Approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable Approved Accounting Standards in Malaysia so as to give a true and fair view of :

(i) the financial position of the Group and of the Company as at 31 August 2004 and of the results and the cash flows of the Group and of the Company for the year then ended; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and the auditors' report thereon of all the subsidiaries of which we have not acted as auditors, as indicated in Note 12 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification material to the consolidated financial statements and, in respect of subsidiaries incorporated in Malaysia, did not include any comment required to be made under Section 174 (3) of the Act.

Ernst & Young
AF: 0039
Chartered Accountants

Lee Ah Too
No. 2187/09/05(J)
Partner

Melaka, Malaysia
27 October 2004

Income Statements

For The Year Ended 31 August 2004


AWARDED
ISO 9001

	Note	Group 2004 RM	Group 2003 RM	Company 2004 RM	Company 2003 RM
Revenue	3	418,133,120	265,089,094	12,534,000	7,980,000
Cost of sales		(334,549,601)	(206,370,701)	-	-
Gross profit		83,583,519	58,718,393	12,534,000	7,980,000
Other operating income		2,012,321	426,299	-	-
Distribution and selling costs		(21,924,162)	(15,998,598)	-	-
Administrative and general expenses		(16,643,513)	(12,881,938)	(382,196)	(381,616)
Profit from operations	4	47,028,165	30,264,156	12,151,804	7,598,384
Finance costs, net	7	(1,838,049)	(1,000,166)	-	-
Profit before taxation		45,190,116	29,263,990	12,151,804	7,598,384
Taxation	8	(5,245,627)	(3,546,554)	(1,568,000)	(1,092,000)
Profit after taxation		39,944,489	25,717,436	10,583,804	6,506,384
Minority interests		(409,996)	(458,633)	-	-
Net profit for the year		39,534,493	25,258,803	10,583,804	6,506,384
Earnings per share (sen)					
Basic	9	42.61	27.71		
Diluted	9	42.48	27.60		

The accompanying notes form an integral part of the financial statements.



Balance Sheets

As At 31 August 2004

	Note	Group 2004 RM	Group 2003 RM	Company 2004 RM	Company 2003 RM
NON-CURRENT ASSETS					
Property, plant and equipment	11	178,205,342	137,134,137	-	-
Investments in subsidiaries	12	-	-	25,975,213	25,975,213
Other investment	13	43,900	15,900	-	-
Due from a subsidiary	14	-	-	53,908,646	49,867,647
Goodwill on consolidation		5,330,496	-	-	-
		183,579,738	137,150,037	79,883,859	75,842,860
CURRENT ASSETS					
Inventories	15	40,305,153	32,166,214	-	-
Trade receivables	16	61,594,121	45,678,367	-	-
Other receivables	17	5,354,761	5,100,800	20,483,178	20,982,806
Cash and bank balances	18	24,611,187	17,003,689	7,852	226,163
		131,865,222	99,949,070	20,491,030	21,208,969
CURRENT LIABILITIES					
Borrowings	19	39,954,719	21,521,733	-	-
Trade payables	21	50,029,681	33,103,131	-	-
Other payables	22	26,207,960	19,630,153	267,900	244,000
Tax payable		1,849,856	565,311	-	-
Dividends payable		4,651,200	3,682,880	4,651,200	3,682,880
		122,693,416	78,503,208	4,919,100	3,926,880
NET CURRENT ASSETS		9,171,806	21,445,862	15,571,930	17,282,089
		192,751,544	158,595,899	95,455,789	93,124,949
FINANCED BY :					
Share capital	23	93,059,000	92,197,000	93,059,000	92,197,000
Reserves		68,443,894	38,373,641	2,396,789	927,949
Shareholders' equity		161,502,894	130,570,641	95,455,789	93,124,949
Minority interests		1,163,277	11,502,477	-	-
		162,666,171	142,073,118	95,455,789	93,124,949
Borrowings	19	23,167,373	11,767,806	-	-
Deferred taxation	24	6,918,000	4,754,975	-	-
Non-current liabilities		30,085,373	16,522,781	-	-
		192,751,544	158,595,899	95,455,789	93,124,949

The accompanying notes form an integral part of the financial statements.


AWARDED ISO 9001

Statement Of Changes In Equity

For The Year Ended 31 August 2004

	← Non distributable		→	Distributable	
			Foreign		
	Share	Share	exchange	Retained	
	capital	premium	reserve	profits	Total
	RM	RM	RM	RM	RM
Group					
At 1 September 2002	65,000,000	13,614,868	(336,827)	30,858,561	109,136,602
Issuance of bonus shares	26,000,000	(13,516,522)	-	(12,483,478)	-
Issuance of shares under ESOS	1,197,000	876,196	-	-	2,073,196
Share issue expenses	-	(98,346)	-	-	(98,346)
Currency translation differences *	-	-	691,266	-	691,266
Net profit for the year	-	-	-	25,258,803	25,258,803
Dividends (Note 10)	-	-	-	(6,490,880)	(6,490,880)
At 31 August 2003	92,197,000	876,196	354,439	37,143,006	130,570,641
Issuance of shares under ESOS	862,000	1,413,468	-	-	2,275,468
Share issue expenses	-	(10,376)	-	-	(10,376)
Currency translation differences *	-	-	(349,276)	-	(349,276)
Net profit for the year	-	-	-	39,534,493	39,534,493
Dividends (Note 10)	-	-	-	(10,518,056)	(10,518,056)
At 31 August 2004	93,059,000	2,279,288	5,163	66,159,443	161,502,894

** Representing net gain/(loss) not recognised in the income statement.*

		Non distributable	Distributable	
	Share	Share	Retained	
	capital	premium	profits	Total
	RM	RM	RM	RM
Company				
At 1 September 2002	65,000,000	13,614,868	12,519,727	91,134,595
Issuance of bonus shares	26,000,000	(13,516,522)	(12,483,478)	-
Issuance of shares under ESOS	1,197,000	876,196	-	2,073,196
Share issue expenses	-	(98,346)	-	(98,346)
Net profit for the year	-	-	6,506,384	6,506,384
Dividends (Note 10)	-	-	(6,490,880)	(6,490,880)
At 31 August 2003	92,197,000	876,196	51,753	93,124,949
Issuance of shares under ESOS	862,000	1,413,468	-	2,275,468
Share issue expenses	-	(10,376)	-	(10,376)
Net profit for the year	-	-	10,583,804	10,583,804
Dividends (Note 10)	-	-	(10,518,056)	(10,518,056)
At 31 August 2004	93,059,000	2,279,288	117,501	95,455,789

The accompanying notes form an integral part of the financial statements.

Cash Flow Statements

For The Year Ended 31 August 2004

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	45,190,116	29,263,990	12,151,804	7,598,384
Adjustments for :				
Depreciation	13,538,507	9,081,769	-	-
Gain on disposal of property, plant and equipment	(46,058)	(188,870)	-	-
Property, plant and equipment written off	27,001	-	-	-
Unrealised foreign exchange gains	(223,328)	-	-	-
Interest expense	1,908,985	1,109,432	-	-
Interest income	(70,936)	(109,266)	-	-
Operating profit before working capital changes	60,324,287	39,157,055	12,151,804	7,598,384
Increase in receivables	(16,066,660)	(18,165,263)	(3,541,371)	(5,474,006)
Increase in inventories	(8,138,939)	(5,158,541)	-	-
Increase in payables	18,166,364	19,062,885	23,900	19,000
Cash generated from operations	54,285,052	34,896,136	8,634,333	2,143,378
Interest paid	(1,908,985)	(1,109,432)	-	-
Tax paid	(1,798,057)	(1,253,017)	(1,568,000)	(1,092,000)
Net cash generated from operating activities	50,578,010	32,533,687	7,066,333	1,051,378
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	(49,583,139)	(61,062,704)	-	-
Acquisition of a subsidiary	(2)	-	-	-
Purchase of additional shares in subsidiaries	(8,744,250)	-	-	-
Interest received	70,936	109,266	-	-
Purchase of investment	(28,000)	(600)	-	-
Proceeds from disposal of property, plant and equipment	358,724	1,309,597	-	-
Net cash used in investing activities	(57,925,731)	(59,644,441)	-	-


AWARDED
ISO 9001

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares	2,275,468	2,073,196	2,275,468	2,073,196
Proceeds from issuance of shares by subsidiaries	367,310	8,186,947	-	-
Share issue expenses	(10,376)	(98,346)	(10,376)	(98,346)
Payment of dividends	(9,549,736)	(2,808,000)	(9,549,736)	(2,808,000)
Repayment of hire purchase payables	(2,505,017)	(166,796)	-	-
Drawdown of term loans	15,900,000	12,386,910	-	-
Repayment of term loans	(3,399,087)	(3,534,642)	-	-
Short term borrowings	3,953,516	11,374,238	-	-
Net cash generated from/(used in) financing activities	7,032,078	27,413,507	(7,284,644)	(833,150)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(315,643)	302,753	(218,311)	218,228
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,933,924	16,631,171	226,163	7,935
CASH AND CASH EQUIVALENTS AT END OF YEAR (NOTE 18)	16,618,281	16,933,924	7,852	226,163

The accompanying notes form an integral part of the financial statements.

1. CORPORATE INFORMATION

The principal activities of the Company are investment holding and the provision of management services. The principal activities of the subsidiaries are described in Note 12. There were no significant changes in the nature of the principal activities during the financial year.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad. The principal place of business of the Company is located at Lot 4969, Jalan Teratai, Batu 6, off Jalan Meru, 41050 Klang, Selangor.

The number of employees in the Group at the end of the financial year was 3,275 (2003 : 2,757).

The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 27 October 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial statements of the Group and of the Company have been prepared under the historical cost convention and comply with the provisions of the Companies Act, 1965 and applicable Approved Accounting Standards in Malaysia.

During the financial year ended 31 August 2004, the Group and the Company adopted the following MASB Standards for the first time:

MASB 29	Employee Benefits

The adoption of MASB 29 has not given rise to any adjustments to the opening balances of retained profits of the prior and current year or to changes in comparatives.

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. Subsidiaries are those entities in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Acquisition of subsidiaries which meet the criteria for merger are accounted for using merger accounting principles. When the merger method is used, the cost of investment in the Company's book is recorded at the nominal value of shares issued and the difference between the carrying value of the investment and the nominal value of shares acquired is treated as merger reserve or merger deficit. The results of the companies being merged are included as if the merger has been effected throughout the current and previous financial years. All the subsidiaries are consolidated using the merger method of accounting except for the subsidiaries of Top Glove Sdn. Bhd., which are accounted for under the acquisition method.


AWARDED ISO 9001

(b) Basis of Consolidation (cont'd)

Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition and these values are reflected in the consolidated balance sheet. The difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition is included in the consolidated balance sheet as goodwill or negative goodwill arising on consolidation.

Intragroup transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill and exchange differences.

Minority interest in the consolidated balance sheet consist of the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at acquisition date and the minorities' share of movements in the acquiree's equity since then.

(c) Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill is stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(m). Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill is not amortised.

(d) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(m).

Freehold land and capital work-in-progress are not depreciated. Leasehold land is depreciated over the period of the respective lease which ranges from 50 years to 72 years. Depreciation of other property, plant and equipment is provided for on a straight line basis to write off the cost of each asset to its residual value over the estimated useful life at the following annual rates :

Buildings	2%
Plant and equipment	10%
Other assets	10% - 20%

Upon the disposal of an item of property, plant or equipment, the difference between the net disposal proceeds and the carrying amount is recognised in the income statement.

(e) Inventories

Inventories are stated at the lower of cost (determined on the first-in, first-out basis) and net realisable value. The cost of finished goods and work-in-progress comprise raw materials, direct labour, other direct costs and appropriate proportions production overheads.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale.

(f) Cash and Cash Equivalents

For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and at bank and deposits at call, net of outstanding bank overdrafts.

(g) Hire Purchases

Assets acquired by way of hire purchase are stated at an amount equal to the lower of their fair values and the present value of the minimum hire purchase payments at the inception of the hire purchase, less accumulated depreciation and impairment losses. The corresponding liability is included in the balance sheet as borrowings. In calculating the present value of the minimum hire purchase payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company's incremental borrowing rate is used.

Hire purchase payments are apportioned between the finance costs and the reduction of the outstanding liability. Finance costs, which represent the difference between the total hire purchase commitments and the fair value of the assets acquired, are recognised as an expense in the income statement over the term of the relevant hire purchase so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The depreciation policy for assets purchased under hire purchase is consistent with that for depreciable property, plant and equipment as described in Note 2(d).

h) Provisions for Liabilities

Provisions for liabilities are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying ecomonic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation.

(i) Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

(i) Income Tax (cont'd)

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

(j) Employee Benefits

(i) Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plans

As required by law, companies in Malaysia make contributions to the state pension scheme, the Employees Provident Fund ("EPF"). Such contributions are recognised as an expense in the income statement as incurred.

(iii) Equity compensation benefits

The Top Glove Corporation Bhd.'s ESOS allows the Group's employees to acquire ordinary shares of the Company. No compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(k) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.



(k) Revenue Recognition (cont'd)

(i) Sale of goods

Revenue relating to sale of goods is recognised net of sales taxes, discounts and returns upon the transfer of risks and rewards.

(ii) Revenue from services

Revenue from services rendered is recognised net of service taxes and discounts as and when the services are performed.

(iii) Interest income

Interest is recognised on a time proportion basis that reflects the effective yield on the asset.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(l) Foreign Currencies

(i) Foreign currency transactions

Transactions in foreign currencies are initially recorded in Ringgit Malaysia at rates of exchange ruling at the date of the transaction. At each balance sheet date, foreign currency monetary items are translated into Ringgit Malaysia at exchange rates ruling at that date, unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Non-monetary items initially denominated in foreign currencies, which are carried at historical cost are translated using the historical rate as of the date of acquisition and non monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. All exchange differences are taken to the income statement.

(ii) Foreign entities

Financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the assets and liabilites, and at exchange rates at the date of the transactions with respect to the income statement. All resulting translation differences are recognised in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The principal exchange rates used for each respective unit of foreign currency ruling at balance sheet date used are as follows :

	2004 RM	2003 RM
United States Dollars	3.80	3.80
Singapore Dollars	2.15	2.16
Thailand Baht	0.09	0.09
China, Yuan Renminbi	0.46	0.46


AWARDED
ISO 9001

(m) Impairment of Assets

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows. An impairment loss is recognised as an expense in the income statement immediately.

(n) Financial Instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are recognised directly in equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(i) Other Non-Current Investments

Non-current investments other than investments in subsidiaries are stated at cost less impairment losses. On disposal of an investment, the difference between net disposal proceeds and its carrying amount is recognised in the income statement.

(ii) Trade Receivables

Trade receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

(iii) Trade Payables

Trade payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(iv) Interest-Bearing Borrowings

Interest-bearing bank loans and overdrafts are recorded at the amount of proceeds received, net of transaction costs.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate which is the weighted average of the borrowing costs applicable to the Group's borrowings that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining another qualifying asset. For borrowings made specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of that borrowing.

(n) Financial Instruments (cont'd)

All other borrowing costs are recognised as an expense in the income statement in the period in which they are incurred.

(v) Equity Instruments

Ordinary shares are classified as equity. Dividends on ordinary shares are recognised in equity in the period in which they are declared.

The transaction costs of an equity transaction are accounted for as a deduction from equity. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

(vi) Derivative Financial Instruments

Derivative financial statements are not recognised in the financial statements on inception.

Forward foreign exchange contracts :
The underlying foreign currency assets or liabilities are translated at their respective hedged exchange rates and all exchange gains or losses are recognised as income or expense in the income statement in the same period as the exchange differences on the underlying hedged items. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transactions, at which time they are included in the measurement of such transactions.

3. REVENUE

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
Sales of goods net of discounts	418,133,120	265,089,094	-	-
Management fees receivable from subsidiaries	-	-	334,000	280,000
Dividends received from subsidiaries	-	-	12,200,000	7,700,000
	418,133,120	265,089,094	12,534,000	7,980,000

4. PROFIT FROM OPERATIONS

Profit from operations is stated after charging/(crediting) :

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
Auditors' remuneration	103,719	71,760	16,000	15,000
Depreciation	13,538,507	9,081,769	-	-
Non-executive directors' remuneration (Note 6)	107,800	98,000	107,800	98,000
Net foreign exchange losses/(gains) :				
- Realised	(452,892)	100,792	-	-
- Unrealised	(223,328)	130,725	-	-
Staff costs (Note 5)	36,952,401	25,231,466	144,100	131,000
Rental expenses	1,247,357	1,132,049	-	-
Property, plant and equipment written off	27,001	-	-	-
Gain on disposal of property, plant and equipment	(46,058)	(188,870)	-	-
Rental income	(3,000)	(52,200)	-	-

5. STAFF COSTS

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
Wages and salaries	32,771,112	21,976,845	-	-
Bonus	1,072,929	784,199	-	-
Social security costs	395,882	242,119	-	-
Pension costs - defined contribution plan	1,411,936	1,218,113	-	-
Other staff related expenses	1,156,442	879,190	-	-
Directors' fees	144,100	131,000	144,100	131,000
	36,952,401	25,231,466	144,100	131,000

Included in staff costs of the Group and of the Company are executive directors' remuneration amounting to RM1,601,736 (2003: RM1,422,164) and RM144,100 (2003: RM131,000) respectively as further disclosed in Note 6.

6. DIRECTORS' REMUNERATION

	Group		Company	
	2004	**2003**	**2004**	**2003**
	RM	**RM**	**RM**	**RM**
Directors of the Company				
Executive:				
Salaries and other emoluments	1,332,716	1,177,745	-	-
Pension costs - defined contribution plan	124,920	113,419	-	-
Fees	144,100	131,000	144,100	131,000
Benefits-in-kind	49,000	31,600	-	-
	1,650,736	1,453,764	144,100	131,000
Non-executive :				
Fees	107,800	98,000	107,800	98,000
Analysis excluding benefits-in-kind:				
Total executive directors' remuneration (Note 5)	1,601,736	1,422,164	144,100	131,000
Total non-executive directors' remuneration (Note 4)	107,800	98,000	107,800	98,000
Total directors' remuneration	1,709,536	1,520,164	251,900	229,000

Executive directors of the Company have been granted the following number of options under the Company's ESOS :

	Group and Company	
	2004	**2003**
At 1 September	90,000	-
Granted	500,000	500,000
Exercised	(90,000)	(410,000)
At 31 August	500,000	90,000

The share options were granted on the same terms and conditions as those offered to other employees of the Group as disclosed in Note 23.

7. FINANCE COSTS, NET

Included in finance costs of the Group are :

	2004	**2003**
	RM	**RM**
Interest expenses on borrowings	1,908,985	1,109,432
Interest income on deposits	(70,936)	(109,266)
	1,838,049	1,000,166


AWARDED
ISO 9001

8. TAXATION

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
Tax expense for the year:				
Malaysian income tax	2,909,290	1,388,416	1,568,000	1,092,000
Foreign tax	163,870	165,464	-	-
Under/(over)provided in prior years	9,442	(59,301)	-	-
	3,082,602	1,494,579	1,568,000	1,092,000

	Group		Company	
	2004	2003	2004	2003
	RM	RM	RM	RM
Deferred tax:				
Relating to origination and reversal of temporary differences (Note 24)	2,484,878	2,043,975	-	-
Relating to reduction in foreign income tax rate (Note 24)	-	8,000	-	-
Overprovided in prior years	(321,853)	-	-	-
	2,163,025	2,051,975	-	-
	5,245,627	3,546,554	1,568,000	1,092,000

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2003 : 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Company is as follows:

	2004	2003
	RM	RM
Group		
Profit before taxation	45,190,116	29,263,990
Taxation at Malaysian statutory tax rate of 28% (2003 : 28%)	12,653,232	8,193,917
Effect of different tax rates in other countries	31,984	(21,138)
Tax saving for small and medium scale company	(41,399)	(9,517)
Effects of income not subject to tax	(1,226,181)	(403,761)
Expenses not deductible for tax purposes	253,078	314,849
Utilisation of current year's reinvestment allowances	(5,452,804)	(2,646,437)
Effect of utilisation of previously unrecognised tax losses	(5,410)	-
Deferred tax assets recognised on reinvestment allowances	(779,212)	(1,956,115)
Deferred tax assets not recognised in respect of current year's tax losses	124,750	134,057
Overprovision of deferred tax in prior year	(321,853)	-
Under/(over)provision of income tax expense in prior years	9,442	(59,301)
Tax expense for the year	5,245,627	3,546,554

8. TAXATION (cont'd)

	2004 RM	2003 RM
Company		
Profit before taxation	12,151,804	7,598,384
Taxation at Malaysian statutory tax rate of 28% (2003 : 28%)	3,402,505	2,127,548
Effect of income not subject to tax	(1,848,000)	(1,064,000)
Expenses not deductible for tax purposes	18,905	28,452
Effect of utilisation of previously unrecognised tax losses	(5,410)	-
Tax expense for the year	1,568,000	1,092,000

9. EARNINGS PER SHARE

(a) Basic

Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2004	2003
Net profit for the year (RM)	39,534,493	25,258,803
Weighted average number of ordinary shares in issue	92,785,000	91,153,000
Basic earnings per share (sen)	42.61	27.71

(b) Diluted

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares in issue during the financial year have been adjusted for the effects of dilutive potential ordinary shares from conversion of the options granted under ESOS. The adjusted weighted average number of ordinary shares is the weighted average number of ordinary shares in issue during the financial year plus the weighted average number of ordinary shares which would be issued on the conversion of the oustanding options granted under the Company's ESOS into ordinary shares.

	Group	
	2004	2003
Net profit for the year (RM)	39,534,493	25,258,803
Weighted average number of ordinary shares in issue	92,785,000	91,153,000
Effect of dilution: share options	285,000	364,000
Adjusted weighted average number of ordinary shares in issue and issuable	93,070,000	91,517,000
Diluted earnings per share (sen)	42.48	27.60

10. DIVIDENDS

	Amount		Net Dividends per Share	
	2004	2003	2004	2003
	RM	RM	Sen	Sen
Group and Company				
First and final dividend of 6% less 28% taxation, in respect of financial year 2002, paid on 27 February 2003	-	2,808,000	-	4.32
Interim tax exempt dividend of 4%, in respect of financial year 2003, paid on 5 September 2003	-	3,682,880	-	4.00
Special tax exempt dividend of 2%, in respect of financial year 2003, paid on 3 March 2004	1,856,600	-	2.00	-
Final dividend of 6% less 28% taxation, in respect of financial year 2003, paid on 3 March 2004	4,010,256	-	4.32	-
Interim tax exempt dividend of 5%, in respect of current financial year, paid on 6 September 2004	4,651,200	-	5.00	-
	10,518,056	6,490,880	11.32	8.32

At the forthcoming Annual General Meeting, a final tax exempt dividend of 6% on 93,082,000 ordinary shares amounting to RM5,584,920 (6 sen per share) and a final dividend of 3% less 28% taxation amounting to RM2,010,571 (2.16 sen per share) in respect of the financial year ended 31 August 2004 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the financial year ending 31 August 2005.

11. PROPERTY, PLANT AND EQUIPMENT

	* Land and buildings	Plant and equipment	** Other assets	Capital work-in-progress	Total
	RM	RM	RM	RM	RM
Group					
Cost					
At 1 September 2003	52,356,463	98,329,101	10,065,197	4,438,891	165,189,652
Additions	16,104,201	30,118,805	3,786,480	7,533,653	57,543,139
Disposals	-	(3,400)	(918,508)	-	(921,908)
Written off	-	(27,001)	-	-	(27,001)
Reclassification	5,791,715	1,721,436	4,874	(7,518,025)	-
Adjustment	(2,345,957)	(18,800)	-	-	(2,364,757)
Exchange differences	(66,396)	(78,401)	(95,767)	(1,587)	(242,151)
At 31 August 2004	71,840,026	130,041,740	12,842,276	4,452,932	219,176,974

11. PROPERTY, PLANT AND EQUIPMENT (cont'd)

	* Land and buildings RM	Plant and equipment RM	** Other assets RM	Capital work-in-progress RM	Total RM
Accumulated Depreciation					
At 1 September 2003	2,886,069	21,754,323	3,415,123	–	28,055,515
Depreciation charge for the year	1,170,984	10,907,646	1,459,877	–	13,538,507
Disposals	–	(244)	(608,998)	–	(609,242)
Exchange differences	(551)	(5,581)	(7,016)	–	(13,148)
At 31 August 2004	4,056,502	32,656,144	4,258,986	–	40,971,632
Net Book Value					
At 31 August 2004	67,783,524	97,385,596	8,583,290	4,452,932	178,205,342
At 31 August 2003	49,470,394	76,574,778	6,650,074	4,438,891	137,134,137
Details at 1 September 2002					
Cost	39,357,039	56,063,360	6,529,479	3,502,935	105,452,813
Accumulated Depreciation	2,160,023	14,665,500	2,353,361	–	19,178,884
Depreciation charge for 2003	810,309	7,187,869	1,083,591	–	9,081,769

*** Land and buildings**

	Freehold land RM	Long term leasehold land RM	Buildings RM	Total RM
Cost				
At 1 September 2003	10,956,510	6,023,531	35,376,422	52,356,463
Additions	8,771,660	58,649	7,273,892	16,104,201
Reclassification	129,034	–	5,662,681	5,791,715
Adjustment	–	(2,345,957)	–	(2,345,957)
Exchange differences	(25,431)	–	(40,965)	(66,396)
At 31 August 2004	19,831,773	3,736,223	48,272,030	71,840,026
Accumulated Depreciation				
At 1 September 2003	–	199,705	2,686,364	2,886,069
Depreciation charge for the year	–	74,003	1,096,981	1,170,984
Exchange differences	–	–	(551)	(551)
At 31 August 2004	–	273,708	3,782,794	4,056,502


AWARDED ISO 9001

*** Land and buildings (Cont'd)**

	Freehold land RM	Long term leasehold land RM	Buildings RM	Total RM
Net Book Value				
At 31 August 2004	19,831,773	3,462,515	44,489,236	67,783,524
At 31 August 2003	10,956,510	5,823,826	32,690,058	49,470,394
Details at 1 September 2002				
Cost	10,814,364	2,900,000	25,642,675	39,357,039
Accumulated depreciation	-	99,708	2,060,315	2,160,023
Depreciation charge for 2003	-	99,997	710,312	810,309

*** Other assets comprise motor vehicles, electrical installation, office furniture and equipment.*

(a) Property, plant and equipment of the Group with the following carrying values are pledged to banks for banking facilities granted to the Group as referred to in Note 19.

	2004 RM	2003 RM
Land and buildings	28,607,786	21,251,890
Plant and equipment	34,088,855	29,069,467
Other assets	362,083	354,147
	63,058,724	50,675,504

(b) During the financial year, the Group acquired property, plant and equipment at aggregate costs of RM57,543,139 (2003: RM61,062,704) of which RM7,960,000 (2003: RM Nil) were acquired by means of hire purchase arrangements. Net book values of property, plant and equipment held under hire purchase arrangements are as follows:

	2004 RM	2003 RM
Plant and equipment	7,727,749	-
Motor vehicles	1,434,342	471,840
	9,162,091	471,840

12. SUBSIDIARIES

	Company 2004 RM	Company 2003 RM
Unquoted shares, at cost :		
- in Malaysia	25,170,022	25,170,022
- outside Malaysia	805,191	805,191
	25,975,213	25,975,213

(a) Details of the subsidiaries are as follows :

Name of company	Country of incorporation	Equity interest (%) 2004	Equity interest (%) 2003	Principal activities
Top Glove Sdn. Bhd. ("TGSB")	Malaysia	100	100	Manufacture and trading of gloves
TG Medical Sdn. Bhd. *	Malaysia	100	100	Manufacture and trading of gloves
Great Glove Sdn. Bhd. *	Malaysia	100	100	Trading of gloves
Top Glove Engineering Sdn. Bhd. *	Malaysia	100	100	Property investment
TG Medical (U.S.A.) Inc *	United States of America	100	100	Trading of gloves
Subsidiaries of TGSB :				
Great Glove (Thailand) Co. Ltd.*	Thailand	74	74	Manufacture of gloves
Top Glove Medical (Thailand) Co. Ltd.*	Thailand	100	60	Manufacture of gloves
Top Glove (Zhangjiagang) Co. Ltd.*	The People's Republic of China	100	55	Manufacture of gloves
Top Glove International Sdn. Bhd.*	Malaysia	100	100	Dormant
Top Glove Technology Sdn. Bhd.*	Malaysia	100	-	Dormant

* *Audited by firms of auditors other than Ernst & Young.*


AWARDED
ISO 9001

12. SUBSIDIARIES (cont')

(b) Acquisition of subsidiary :

(i) On 25 May 2004, the Company through its wholly-owned subsidiary, TGSB acquired 2 ordinary shares of RM1.00 each representing 100% equity interest in Top Glove Technology Sdn. Bhd. ("TG Tech"), a company incorporated in Malaysia, for a cash consideration of RM2 resulting in the Company became the ultimate holding company of TG Tech.

(ii) On 21 June 2004, the Company through TGSB entered into a Sale and Purchase Agreement for the acquisition of 5,600,000 ordinary shares of Baht10 each in Top Glove Medical (Thailand) Co., Ltd. ("TG Thailand"), representing the remaining 40% equity interest in TG Thailand for a total cash consideration of RM 9,265,000 resulting TG Thailand became the wholly-owned subsidiary of the Company.

(iii) On 20 August 2004, the Company through TGSB entered into two separate conditional Sale and Purchase Agreement for the acquisition of USD1,350,000 paid up capital in Top Glove (Zhangjiagang) Co. Ltd. ("TG China"), representing the remaining 45% equity interest in TG China for a total cash consideration of USD1,890,000 or approximately RM7,182,000 resulting TG China became the wholly- owned subsidiary of the Company.

13. OTHER INVESTMENT

	Group	
	2004	**2003**
	RM	**RM**
Golf resort membership at cost	43,900	15,900

14. DUE FROM A SUBSIDIARY

The amount due from a subsidiary is unsecured, interest free and not receivable within the next twelve months.

15. INVENTORIES

	Group	
	2004	**2003**
	RM	**RM**
At cost -		
Raw materials	7,637,120	5,285,794
Consumables and hardware	3,578,121	3,697,946
Work-in-progress	4,924,997	4,854,905
Finished goods	24,164,915	18,327,569
	40,305,153	32,166,214

16. TRADE RECEIVABLES

	Group 2004 RM	Group 2003 RM
Trade receivables	61,600,847	45,685,093
Less: Provision for doubtful debts	(6,726)	(6,726)
	61,594,121	45,678,367

The Group's normal trade credit term ranges from 30 to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

17. OTHER RECEIVABLES

Included in other receivables of the Company are amounts due from subsidiaries of RM20,480,948 (2003 : RM20,980,576) which are unsecured, interest free and with no fixed terms of repayment.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

18. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004 RM	2003 RM	2004 RM	2003 RM
Cash on hand and in banks	20,255,024	14,169,294	7,852	226,163
Fixed deposits with a licensed bank	4,356,163	2,834,395	-	-
	24,611,187	17,003,689	7,852	226,163
Less :				
Bank overdrafts (Note 19)	(7,992,906)	(69,765)	-	-
	16,618,281	16,933,924	7,852	226,163

Fixed deposits amounting to RM739,957 (2003 : RM712,619) are registered in the name of certain directors, who are holding them in trust for the Group.

Deposits with a licensed bank of the Group amounting to RM1,344,895 (2003 : RM1,317,654) are pledged to banks as securities.



18. CASH AND CASH EQUIVALENTS (cont'd)

The weighted average effective interest rates at the balance sheet date and maturities at the end of the financial year of the deposits were as follows:

	Group			
	2004		2003	
	%	Days	%	Days
Licensed banks	2.5	365	3.1	365

19. BORROWINGS

	Group	
	2004 RM	2003 RM
Short Term Borrowings		
Secured:		
Bank overdrafts (Note 18)	7,992,906	69,765
Bankers' acceptances	9,131,106	8,196,895
Export credit refinancing	10,627,305	7,608,000
Term loans	8,157,707	5,492,159
Hire purchase payables (Note 20)	4,045,695	154,914
	39,954,719	21,521,733
Long Term Borrowings		
Secured:		
Term loans	21,408,656	11,573,291
Hire purchase payables (Note 20)	1,758,717	194,515
	23,167,373	11,767,806
Total Borrowings		
Bank overdrafts (Note 18)	7,992,906	69,765
Bankers' acceptances	9,131,106	8,196,895
Export credit refinancing	10,627,305	7,608,000
Term loans	29,566,363	17,065,450
Hire purchase payables (Note 20)	5,804,412	349,429
	63,122,092	33,289,539
Maturity of borrowings (excluding hire purchase)		
Within one year	35,909,024	21,366,819
More than 1 year and less than 2 years	5,501,931	2,063,080
More than 2 years and less than 5 years	13,631,712	4,487,127
5 years or more	2,275,013	5,023,084
	57,317,680	32,940,110

19. BORROWINGS (cont'd)

The weighted average effective interest rates at the balance sheet date for borrowings, excluding hire purchase payables were as follows:

	Group	
	2004	2003
	%	%
Bank overdrafts	7.0	7.1
Bankers' acceptances	2.3	3.1
Export credit refinancing	3.3	3.1
Term loans	5.6	6.5

The above bank borrowings of the Group are secured by way of fixed and floating charges over certain property, plant and equipment and deposits with a licensed bank of the Group as disclosed in Note 11(a) and Note 18 respectively.

20. HIRE PURCHASE PAYABLES

	Group	
	2004	2003
	RM	RM
Minimum hire purchase payments:		
Not later than 1 year	4,311,442	223,249
Later than 1 year and not later than 2 years	1,741,361	95,858
Later than 2 years and not later than 5 years	137,316	46,657
	6,190,119	365,764
Less :Future finance charges	(385,707)	(16,335)
Present value of hire purchase payables	5,804,412	349,429
Present value of hire purchase payables:		
Not later than 1 year	4,045,695	154,914
Later than 1 year and not later than 2 years	1,634,801	147,858
Later than 2 years and not later than 5 years	123,916	46,657
	5,804,412	349,429
Analysed as:		
Due within 12 months (Note 19)	4,045,695	154,914
Due after 12 months (Note 19)	1,758,717	194,515
	5,804,412	349,429

The hire purchase bore interest at the balance sheet date of between 3.15% to 5.00% (2003 : 4.00% to 5.70%) per annum.


AWARDED ISO 9001

21. TRADE PAYABLES

Included in trade payables of the Group is an amount of RM841,177 (2003 : RM451,651) due to a corporate shareholder of a subsidiary of the Company.

The normal trade credit term granted to the Group ranges from 30 to 90 days.

22. OTHER PAYABLES

Included in other payables of the Group is an amount of RM267,198 (2003 : RM267,198) due to a director. The amount due is unsecured, interest free and has no fixed terms of repayment.

23. SHARE CAPITAL

	Group and Company			
	Number of Ordinary Shares of RM1 Each		Amount	
	2004	2003	2004 RM	2003 RM
Authorised :				
At 1 September	200,000,000	100,000,000	200,000,000	100,000,000
Created during the year	-	100,000,000	-	100,000,000
At 31 August	200,000,000	200,000,000	200,000,000	200,000,000
Issued and fully paid :				
At 1 September	92,197,000	65,000,000	92,197,000	65,000,000
Issued and paid up during the year				
- Bonus issue	-	26,000,000	-	26,000,000
- ESOS issue	862,000	1,197,000	862,000	1,197,000
At 31 August	93,059,000	92,197,000	93,059,000	92,197,000

Subsequent to the end of the financial year, the Company increased its issued and paid-up share capital from RM93,059,000 to RM93,082,000 by way of the issuance of 23,000 ordinary shares of RM1 each pursuant to the ESOS at an option price of between RM4.33 to RM6.66 per ordinary share.

All the new ordinary shares that were issued rank pari passu in a respects with the existing shares.

Employee Share Options Scheme

The Company's ESOS is governed by the by-laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2003 and became effective on 29 April 2003.

The main features of the ESOS are as follows:

(a) The ESOS shall be in force for a period of five years from the date of the receipt of the last of the requisite approvals.

23. SHARE CAPITAL (cont'd)

(b) Eligible persons are employees of the Group (including executive directors) who have been confirmed in the employment of the Group and have served for at least one year before the date of the offer. The eligibility for participation in the ESOS shall be at the discretion of the Options Committee appointed by the Board of Directors.

(c) The total number of shares to be issued under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point of time during the tenure of the ESOS.

(d) The option price for each share shall be the 5-days weighted average market price of the underlying shares at the time the ESOS Options are granted, with a discount of not more than ten percent (10%) if deemed appropriate, or the par value of the ordinary shares of the Company of RM1, whichever is the higher.

(e) No option shall be granted for less than 1,000 shares to any eligible employee.

(f) An option granted under the ESOS shall be capable of being exercised by the grantee by notice in writing to the Company commencing from the date of the offer but before the expiry of five years from the date of the receipt of the last of the requisite approvals.

(g) All new ordinary shares issued upon exercise of the options granted under the ESOS will rank pari passu in all respect with the existing ordinary shares of the Company other than as may be specified in a resolution approving the distribution of dividends prior to their exercise dates.

(h) The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

(i) The options shall not carry any right to vote at a general meeting of the Company.

Details of share options granted during the financial year are as follows :

			Number of Share Options				
Grant Date	Expiry Date	Exercise Price RM	At 1 September '000	Granted '000	Exercised '000	Lapsed '000	At 31 August '000
2004							
5.6.2003	29.4.2008	1.73	615	–	(589)	–	26
7.7.2003	29.4.2008	2.32	25	–	(25)	–	–
6.8.2003	29.4.2008	2.92	34	–	(34)	–	–
6.10.2003	29.4.2008	3.55	–	50	(41)	–	9
6.11.2003	29.4.2008	4.15	–	25	(25)	–	–
6.12.2003	29.4.2008	4.10	–	7	(7)	–	–
6.1.2004	29.4.2008	4.33	–	45	(30)	–	15
6.2.2004	29.4.2008	5.24	–	2	–	–	2
6.3.2004	29.4.2008	5.60	–	21	(13)	–	8
6.4.2004	29.4.2008	6.34	–	14	–	–	14
6.5.2004	29.4.2008	7.00	–	19	–	–	19
7.6.2004	29.4.2008	6.28	–	1,750	(91)	(53)	1,606
6.7.2004	29.4.2008	6.39	–	50	–	–	50
6.8.2004	29.4.2008	6.66	–	51	(7)	–	44
			674	2,034	(862)	(53)	1,793


AWARDED ISO 9001

23. SHARE CAPITAL (cont'd)

Grant Date	Expiry Date	Exercise Price RM	Number of Share Options At 1 September '000	Granted '000	Exercised '000	Lapsed '000	At 31 August '000
2003							
5.6.2003	29.4.2008	1.73	–	1,813	(1,195)	(3)	615
7.7.2003	29.4.2008	2.32	–	25	–	–	25
6.8.2003	29.4.2008	2.92	–	36	(2)	–	34
			–	1,874	(1,197)	(3)	674

Details of share options exercised during the financial year and the fair value, at exercise date, of ordinary shares issued are as follows :

Exercise Date	Exercise Price RM	Fair Value of Ordinary Shares RM	Number of Share Options '000	Considerations Received RM
2004				
September 2003 - August 2004	1.73	1.92 - 7.78	589	1,018,970
September 2003 - August 2004	2.32	2.58 - 7.78	25	58,000
September 2003 - August 2004	2.92	3.25 - 7.78	34	99,280
October 2003 - August 2004	3.55	3.95 - 7.78	41	145,550
November 2003 - August 2004	4.15	4.61 - 7.78	25	103,750
December 2003 - August 2004	4.10	4.56 - 7.78	7	28,700
January 2004 - August 2004	4.33	4.81 - 7.78	30	129,900
March 2004 - August 2004	5.60	6.23 - 7.78	13	72,800
July 2004 - August 2004	6.28	6.98 - 7.40	91	571,898
August 2004	6.66	7.40	7	46,620
			862	2,275,468
Less: Par value of ordinary shares				(862,000)
Share premium				1,413,468
2003				
July 2003 - August 2003	1.73	1.92 - 3.25	1,195	2,067,356
August 2003	2.92	3.25	2	5,840
			1,197	2,073,196
Less: Par value of ordinary shares				(1,197,000)
Share premium				876,196

24. DEFERRED TAXATION

	Group	
	2004	2003
	RM	RM
At 1 September	4,754,975	2,703,000
Recognised in the income statement (Note 8)	2,163,025	2,043,975
Effect of reduction in foreign income tax rate (Note 8)	-	8,000
At 31 August	6,918,000	4,754,975
Represented after appropriate offsetting as follows:		
Deferred tax assets	(8,023,000)	(7,047,000)
Deferred tax liabilities	14,941,000	11,801,975
	6,918,000	4,754,975

The components and movements of deferred tax liabilities/(assets) of the Group during the financial year prior to offsetting are as follows:

	Accelerated Capitall Allowances	Unutilised Reinvestment Allowance	Total
	RM	RM	RM
At 1 September 2002	7,840,000	(5,137,000)	2,703,000
Recognised in the income statements	3,961,975	(1,910,000)	2,051,975
At 31 August 2003	11,801,975	(7,047,000)	4,754,975
Recognised in the income statements	3,139,025	(976,000)	2,163,025
At 31 August 2004	14,941,000	(8,023,000)	6,918,000

25. RETAINED PROFITS

As at 31 August 2004, the Company has tax exempt profits available for distribution of approximately RM20,992,000 (2003: RM24,528,000), subject to the agreement of the Inland Revenue Board.

The Company has sufficient tax credit under Section 108 of the Income Tax Act 1976 and the balance in the tax-exempt income account to frank the payment of dividends out of its entire retained profits as at 31 August 2004.

26. COMMITMENTS

	Group	
	2004	2003
	RM	RM
Capital expenditure:		
Approved and contracted for	20,749,000	3,218,000


AWARDED
ISO 9001

27. SIGNIFICANT RELATED PARTY TRANSACTIONS

	Company	
	2004	2003
	RM	RM
Gross dividends from subsidiaries	12,200,000	7,700,000
Management fees from subsidiaries	334,000	280,000

The directors are of the opinion that the transactions above have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

28. CONTINGENT LIABILITIES

	Company	
	2004	2003
	RM	RM
Corporate guarantee issued to financial institutions for credit facilities granted to subsidiaries (unsecured)	32,513,140	20,866,652

In addition, a wholly-owned subsidiary of the Company, Top Glove Sdn. Bhd. ("TGSB") is subject to a litigation suit, which details are set out below :

Pursuant to Shah Alam High Court Civil Suit No. MT3-22-431-2000, a writ of summons was served by Supermax Glove Manufacturing Sdn. Bhd. ("SGM") ("the Plaintiff') against TGSB on 8 November, 2000 claiming damages in the region of USD 2 million. The claim alleges passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "SAFEMAX" as boxes containing gloves manufactured by SGM under the brand name "SUPERMAX". The alleged infringing boxes are also alleged to carry notations of the various certifications of quality/accreditation belonging to SGM. Apart from damages, SGM have, inter alia, sought by way of relief injunctions preventing TGSB from carrying on certain acts relating to the alleged infringement and an order for the delivery up or destruction of the infringing goods.

TGSB's appointed solicitors have opined that SGM's case against TGSB is weak and unlikely to succeed. As such, the directors are of the opinion that no provision for any liabilities are required in the financial statements. The case has been fixed for case management before the learned Judge on 1 December 2004 and the trial dates will be fixed by the learned Judge.

29. SUBSEQUENT EVENTS

Subsequent to the financial year, the Company submitted to the relevant authorities a corporate proposal which includes the following :

(i) Proposed share split into two (2) new ordinary shares of RM0.50 each in the Company for every one (1) ordinary share of RM1.00 each held in the Company;

29. SUBSEQUENT EVENTS (cont'd)

(ii) Proposed amendments to the memorandum and articles of association ("M&A") of the Company.

The proposals are inter-conditional upon each other.

The corporate proposal is still subject to the approvals of the Securities Commission, Bursa Malaysia Securities Berhad and shareholders of the Company.

30. FINANCIAL INSTRUMENTS

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, credit and liquidity risks.

(a) Interest Rate Risk

The Group's primary interest rate risk relates to interest-bearing debt, as the Group had no substantial long-term interest-bearing assets as at 31 August 2004. The investments in financial assets are mainly short term in nature and they are not held for speculative purposes but have been mostly placed in fixed deposits.

The Group manages its interest rate exposure by maintaining a prudent mix of fixed and floating rate borrowings. The Group actively reviews its debt portfolio, taking into account the investment holding period and nature of its assets. This strategy allows it to capitalise on cheaper funding in a low interest rate environment and achieve a certain level of protection against rate hikes.

The information on maturity dates and effective interest rates of financial assets and liabilities are disclosed in their respective notes.

(b) Foreign Exchange Risk

The Group is exposed to various currencies especially in United States Dollars, Thailand Baht and Chinese Renminbi. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures.

Foreign exchange exposures in transactional currencies other than functional curencies of the operating entities are kept to an acceptable level.

Material foreign currency transaction exposures are hedged, mainly with derivative financial instruments such as forward foreign exchange contracts.

(b) Foreign Exchange Risk (cont'd)

The net unhedged financial assets and financial liabilities of the Group companies that are not denominated in their functional currencies are as follows :

Functional Currency of Group Companies	Net Financial Assets/(Liabilities) Held in Non-Functional Currency		
	Thai Baht	United States Dollar	Total
	RM	RM	RM
At 31 August 2004 :			
Ringgit Malaysia	(1,025,457)	(7,203,508)	(8,228,965)
Thai Baht	-	9,291,652	9,291,652
Chinese Renminbi	-	2,540,216	2,540,216
	(1,025,457)	4,628,360	3,602,903
At 31 August 2003 :			
Ringgit Malaysia	(535,529)	(5,711,285)	(6,246,814)
Thai Baht	-	7,867,331	7,867,331
Chinese Renminbi	-	123,717	123,717
	(535,529)	2,279,763	1,744,234

As at balance sheet date, the Group had entered into one year maturity United States Dollars forward foreign exchange contracts with notional amount of RM385,397,250 (2003 : Nil) to hedge anticipated sales.

The net unrecognised gains as at 31 August 2004 on forward contracts used to hedge anticipated sales which are expected to occur during the next twelve months amounted to RM1,597,250 (2003 : Nil) and are deferred until the related sales occur, at which time they will be included in the measurement of the sales.

(c) Credit Risk

Credit risks or the risk of customers defaulting are minimised and monitored via strictly limiting the Group's associations to business partners with high creditworthiness. Trade receivables are monitored on an ongoing basis via Group management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

(d) Liquidity

The Group manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all repayment and funding needs are met. As part of its overall prudent liquidity management, the Group maintains sufficient levels of cash or cash convertible investments to meet its working capital requirements. In addition, the Group strives to maintain available banking facilities of a reasonable level to its overall debt position. As far as possible, the Group raises committed funding from financial institutions and prudently balances its portfolio with some short term funding so as to achieve overall cost effectiveness.

(e) Fair Values

There are no material differences between the book value and fair value of the Group's financial assets and liabilities.

31. SEGMENTAL INFORMATION

(a) Primary reporting segment - Geographical segments

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 August 2004

	Malaysia RM	Thailand RM	Others RM	Eliminations RM	Consolidated RM
Revenue					
External sales	329,704,030	56,904,201	31,524,889	-	418,133,120
Inter-segment sales	14,193,866	21,804,743	6,056,336	(42,054,945)	-
Total revenue	343,897,896	78,708,944	37,581,225	(42,054,945)	418,133,120
Result					
Profit/(loss) from operations	43,494,459	3,203,677	330,029		47,028,165
Finance costs, net					(1,838,049)
Taxation					(5,245,627)
Profit after taxation					39,944,489
Minority interests					(409,996)
Net profit for the year					39,534,493
Assets					
Segment assets	232,481,951	41,863,320	35,769,193		310,114,464
Goodwill arising from consolidation					5,330,496
					315,444,960
Liabilities					
Segment liabilities	116,977,007	21,953,252	13,848,530		152,778,789
Other information					
Capital expenditure	50,809,106	2,994,879	3,739,154		57,543,139
Depreciation	10,871,751	1,779,767	886,989		13,538,507

(a) **Primary reporting segment - Geographical segments (cont'd)**

31 August 2003

	Malaysia RM	Thailand RM	Others RM	Eliminations RM	Consolidated RM
Revenue					
External sales	231,479,106	19,821,919	13,788,069	-	265,089,094
Inter-segment sales	21,837,542	25,111,824	174,388	(47,123,754)	-
Total revenue	253,316,648	44,933,743	13,962,457	(47,123,754)	265,089,094
Result					
Profit/(loss) from operations	28,362,960	2,141,504	(240,308)		30,264,156
Finance costs, net					(1,000,166)
Taxation					(3,546,554)
Profit after taxation					25,717,436
Minority interests					(458,633)
Net profit for the year					25,258,803
Assets					
Segment assets	174,284,121	41,537,637	21,277,349		237,099,107
Liabilities					
Segment liabilities	66,140,212	20,243,253	8,642,524		95,025,989
Other information					
Capital expenditure	33,580,068	15,551,198	11,931,438		61,062,704
Depreciation	7,873,452	1,067,974	140,343		9,081,769

(b) **Secondary reporting segment -Business segments**

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

List Of Properties

The landed properties owned by the Top Glove as at 31 August 2004 are set out below:

	PARTICULARS OF PROPERTY	DATE OF ACQUISITION (A)/ REVALUATION (R)	AGE OF BUILDING (YEARS)	TENURE	DESCRIPTION/ EXISITING USE	LAND AREA/ BUILD-UP AREA	AUDITED NET BOOK VALUE AS AT 31.8.2004 (RM)
1) **Top Glove Sdn Bhd** 18,Jalan Mempari 10, Taman Bayu, Batu5 1/2 Jalan Meru, Klang	HS (M) 15256, PT 8368, Mukim of Kapar, District of Selangor	23/10/97 (A)	6	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	117,576
2) 36,Jalan Mempari 1, Taman Bayu, Batu 5 1/2 Jalan meru, Klang	HS (M) 15297, PT 8411, Mukim of Kapar, District of Selangor	13/2/98 (A)	6	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	115,205
3) 11, Jalan Mempari 11, Taman Bayu, Batu 5 1/2 Jalan Meru, Klang	HS (M) 15238, PT 8349 HS (M) 15238, PT 8445 Mukim of Kapar, District of Selangor	15/9/97 (A)	6	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	109,486
4) Lot 4968, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	EMR 6629, Lot 4968, Mukim of Kapar, District of Klang and State of Selangor.	13/10/93 (A)	12	Freehold	Factory / Glove manufacturing	3 acres / 66,980 square feet	7,690,723
5) 4, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang	HS (M) 10354, PT 15485, Mukim of Kapar, District of Selangor	29/7/95 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,640 square feet/1,400 square feet	88,406
6) 6, Jalan Seri Kenangan 8, Taman Meru 3, Meru 41050 Klang	HS (M) 10355, PT 15486 Mukim of Kapar District of Selangor	29/7/95 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,640 square feet/1,400 square feet	88,406
7) 23, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang	HS (M) 10314, PT 15442, Mukim of Kapar District of Selangor	23/5/96 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,608 square feet/1,350 square feet	111,025
8) 22, Jalan Mempari 1, Taman Bayu, Batu 5 1/2 Jalan Meru Klang	HS (M) 15304, PT 8419, Mukim of Kapar District of Selangor	15/9/97 (A)	10	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/1,100 square feet	117,884
9) Lot 5987, Jalan Teratai Batu 5, Off Jalan Meru, 41050 Klang	EMR 8780, Lot No 5987 Mukim of Kapar District of Klang	18/4/96 (A)	4	Freehold	Factory / Glove manufacturing	2.8 acres/ 57,250 square feet	3,610,331
10) Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	G.M. 2143, Lot No 4969 Mukim of Kapar, District of Klang	11/10/00 (A)	1	Freehold	Factory & Office Building	3 acres	6,970,241
11) Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak	Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak	22/11/99 (A)	16	Leasehold (expiring on: Lot 18-30.9.2072 Lot 27-28.12.2063 Lot 38-23.12.2069 Lot 57-1.10.2064)	Factory / Glove Manufacturing	31,192 square feet/ 197,675 square feet	10,755,052
12) Lot 4960, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	GM 2326, Lot No. 4960, Mukim of Kapar, District of Klang, State of Selangor	24/09/03 (A)	N/A	Freehold	Vacant	3 acres	1,952,900
13) Lot 4970, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	HS(M) 19530-19545, PT Nos. 26095-26110, Mukim of Kapar, District of Klang, State of Selangor	20/11/03 (A)	2 month	Freehold	Factory/Glove manufacturing	3 acres/ 67,924 square feet	5,533,732

	PARTICULARS OF PROPERTY	DATE OF ACQUISITION (A)/ REVALUATION (R)	AGE OF BUILDING (YEARS)	TENURE	DESCRIPTION/ EXISITING USE	LAND AREA/ BUILD-UP AREA	AUDITED NET BOOK VALUE AS AT 31.8.2004 (RM)
14) Lot 4967, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang	GM 5584, Lot No. 4967, Mukim of Kapar, District of Klang, State of Selangor	19/03/04 (A)	N/A	Freehold	Vacant	3 acres	2,248,780
15) Lot 5104, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang	GM 5064, Lot No. 5104, Mukim of Kapar, District of Klang, State of Selangor	29/03/04 (A)	N/A	Freehold	Vacant	3 acres	1,400,000
16) Lot 4975, Jalan Teratai, Batu 6 $^1/_2$, Off Jalan Meru, 41050 Klang	GM 626, Lot No. 4975, Mukim of Kapar, District of Klang, State of Selangor	05/05/04 (A)	N/A	Freehold	Vacant	3 acres	1,077,097
17) **TG Medical Sdn Bhd** Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang	EMR 6510, Lo No 5091, Mukim of Kapar, District of Klang, State of Selangor	8/5/98 (A)	6	Freehold	Factory / Glove manufacturing	3 acres/ 68,490 square feet	6,058,781
18) 19, Jalan Mempari 11, Batu 5$^1/_2$ Jalan Meru, Klang	HS (M) 15241, PT No 8352, HS (M) 15325, PT No 8442, Mukim of Kapar, District of Selangor	25/10/95 (A)	6	Freehold	Terrace house/ Accommodation for staff	1,300 square feet/ 1,100 square feet	108,588
19) Lot 5972 & 5974, Jalan Teratai, Batu 5, Jalan Meru, 41050 Klang	EMR 8769, Lot 5972 & 5974, Mukim of Kapar, District of Klang, State of Selangor	1/7/99 (A)	3	Freehold	Factory / Glove manufacturing	Approx 1.7935 acres/ 47,200 square feet	4,060,990
20) **Top Glove Engineering Sdn Bhd** Lot 5987, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan	EMR 8780, Lot No 5987, Mukim of Kapar, District of Klang, State of Selangor	18/4/96 (A)	4	Freehold	Factory / Glove Manufacturing	2.8 acres/ 57,250 square feet	2,106,872
21) **Top Glove Medical (Thailand) Co Ltd** 188, Moo 5, Karnchanawanich Road Tambon Sumnukgarm Sadao, Songkhla 90320 Thailand	Nor Sor 3 Kor No. 2655, Tambon Sumnukgarm Ampur Sadao Songkhla, Thailand	5/10/01 (A)	1	Freehold	Factory & Office Building	Approx 16.06 acres	5,775,019 (Thai Baht 63,236,461)
22) **Top Glove (Zhangjiagang) Co Ltd** 3, Xitang Road, Xizhang Town, ZhangJiaGang, 215614 Jiang Su, China	No. 21-7-14, Zhangjiagang City, Xizhang Town, West Road, Southern Side.	10/09/02 (A)	1	Leasehold (Expiring on 01.06.2052)	Factory & Office Building	Approx 607,143 square feet	2,779,753 (RMB6,048,742)



Analysis Of Shareholdings

As At 13 October 2004

Authorised Share Capital	:	**RM200,000,000**
Issued and Fully Paid-Up Capital	:	**RM93,082,000**
Class of Shares	:	**Ordinary Shares of RM1.00 each**
Voting Rights	:	**One vote per ordinary share**

DISTRIBUTION OF SHAREHOLDERS

Size of Holdings	No. of Holders	%	No. of Shares	%
1 - 99	198	18.54	5,234	0.01
100 - 1,000	251	23.50	171,786	0.18
1,001 - 10,000	488	45.69	1,589,020	1.71
10,001 - 100,000	72	6.74	2,559,650	2.75
100,001 - 4,654,099 (less than 5% of Issued Shares)	54	5.06	41,749,611	44.85
4,654,100 (5% Issued Shares) and above	5	0.47	47,006,699	50.50
	1,068	100.00	93,082,000	100.00

LIST OF SUBSTANTIAL SHAREHOLDERS

The Substantial Shareholders of Top Glove based on the Register of Substantial Shareholders of the Company and their respective shareholdings are as follows:-

	No. of Ordinary Shares Held			
No.	**Direct**	**%**	**Indirect**	**%**
1. Dato' Dr. Lim, Wee-Chai	29,165,179	31.33	14,632,351*	15.72
2. Datin Tong Siew Bee	1,642,098	1.76	42,155,432**	45.29
3. Lim Hooi Sin	2,489,565	2.67	41,307,965***	44.38
4. Lim Quee Choo	1,143,239	1.23	42,654,291****	45.82
5. Top Glove Holding Sdn. Bhd.	9,357,449	10.05	-	-
6. United Gloves Sdn. Bhd.	4,853,985	5.21	-	-
7. Mayban Trustees Berhad for Public Ittikal Fund	5,307,700	5.70	-	-
8. The Overlook Partners Fund LP	4,717,300	5.07	-	-

Note :

* *Deemed interested through Datin Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

*** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

**** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Mr. Lim Hooi Sin and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*


AWARDED
ISO 9001

DIRECTORS' SHAREHOLDINGS

The Directors' Shareholdings of Top Glove based on the Register of Directors' Shareholdings are as follows:-

	No. of Ordinary Shares Held			
No.	**Direct**	**%**	**Indirect**	**%**
1. Dato' Dr. Lim, Wee-Chai	29,165,179	31.33	14,632,351*	15.72
2. Datin Tong Siew Bee	1,642,098	1.76	42,155,432**	45.29
3. Lim Hooi Sin	2,489,565	2.67	41,307,965***	44.38
4. Sekarajasekaran A/L Arasaratnam	3,781,989	4.06	-	-
5. Lau Boon Ann	98,200	0.11	-	-
6. Haji Shahadan Bin Haji Abd Manas	58,200	0.06	-	-
7. Tan Sri Datuk (Dr) Arshad Bin Ayub	1,500,000	1.61	-	-
8. Lee Kim Meow (Also Alternate Director to Lim Hooi Sin)	268,506	0.29	-	-
9. Quah Chin Chye	-	-	-	-

Note :

* *Deemed interested through Datin Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

*** *Deemed interested through Dato' Dr. Lim, Wee-Chai, Datin Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove Corporation Berhad*

LIST OF THIRTY LARGEST SECURITIES ACCOUNTS HOLDERS

No.	Names	Shareholdings	%
1.	Dato' Dr. Lim, Wee-Chai	21,783, 017	23.40
2.	Top Glove Holding Sdn. Bhd.	7,773,420	8.35
3.	Dato' Dr. Lim, Wee-Chai	6,906,162	7.42
4.	Mayban Nominees (Tempatan) Sdn. Bhd. *- Mayban Trustees Berhad for Public Ittikal Fund*	5,307,700	5.70
5.	HSBC Nominees (Asing) Sdn. Bhd. *- HSBC-FS for The Overlook Partners Fund LP*	5,236,400	5.63
6.	United Gloves Sdn. Bhd.	3,853,985	4.14
7.	Sekarajasekaran A/L Arasaratnam	3,583,989	3.85
8.	HSBC Nominees (Asing) Sdn. Bhd. *- MSCOIL for ARN Asian Enterprise Fund Limited*	2,474,900	2.66
9.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Islamic Equity Fund*	2,356,600	2.53
10.	Mayban Nominees (Tempatan) Sdn. Bhd. *- Mayban Trustees Berhad for Public Regular Savings Fund*	1,599,100	1.72
11.	Lim Hooi Sin	1,570,863	1.69
12.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Equity Fund*	1,488,000	1.60
13.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Savings Fund*	1,240,400	1.33
14.	Lembaga Tabung Haji	1,239,000	1.33
15.	Citicorp Nominees (Asing) Sdn. Bhd. *- CB LUX for The Batterymarch Global Emerging Markets Fund*	1,208,800	1.30
16.	Employees Provident Fund Board	1,188,300	1.28
17.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. *- Public Smallcap Fund*	1,131,780	1.22


AWARDED
ISO 9001

No.	Names	Shareholdings	%
18.	Datin Tong Siew Bee	1,044,109	1.12
19.	Top Glove Holding Sdn. Bhd.	1,038,029	1.12
20.	Arshad Bin Ayub	1,000,000	1.07
21.	Citicorp Nominees (Asing) Sdn. Bhd. *- CB LDN for Stichting Shell Pensioenfonds*	1,000,000	1.07
22.	HSBC Nominees (Tempatan) Sdn. Bhd. *- Pledged Securities Account for United Gloves Sdn. Bhd.*	1,000,000	1.07
23.	Lim Hooi Sin	918,702	0.99
24.	Lim Quee Choo	743,885	0.80
25.	Mayban Nominees (Tempatan) Sdn. Bhd. *- Mayban Trustees Berhad for Public Aggressive Growth Fund*	658,100	0.71
26.	John Hancock Life Insurance (Malaysia) Berhad	600,000	0.64
27.	Cartaban Nominees (Asing) Sdn. Bhd. *- Raffles Nominees for NTUC Income Insurance Co-operative Ltd*	600,000	0.64
28.	Datin Tong Siew Bee	597,989	0.64
29.	HSBC Nominees (Asing) Sdn. Bhd. *- BNY Brussels for Solus Eastern Enterprise Fund*	556,100	0.60
30.	Top Glove Holding Sdn. Bhd.	546,000	0.59

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Sixth Annual General Meeting of the Company will be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. for the following purposes:-

AGENDA

1. To receive the Audited Financial Statements for the financial year ended 31 August 2004 together with the Reports of the Directors and the Auditors thereon. **(Resolution 1)**

2. To approve the declaration of the Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax for the financial year ended 31 August 2004. **(Resolution 2)**

3. To approve the payment of Directors' Fees for the financial year ended 31 August 2004. **(Resolution 3)**

4. To re-elect the following Directors who retire pursuant to Article 94 of the Company's Articles of Association and being eligible, have offered themselves for re-election:-

   (a) Mr. Quah Chin Chye **(Resolution 4)**

   (b) Mr. Lau Boon Ann **(Resolution 5)**

5. To pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965:-

   "That pursuant to Section 129(6) of the Companies Act, 1965, the following Directors who have attained the age of seventy (70) years, be and are hereby re-appointed as Directors of the Company and to hold office until the conclusion of the next Annual General Meeting:-

   (a) Tan Sri Datuk (Dr) Arshad Bin Ayub **(Resolution 6)**

   (b) Mr. Sekarajasekaran A/L Arasaratnam **(Resolution 7)**

6. To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **(Resolution 8)**


AWARDED ISO 9001

7. **As Special Business**

To consider and, if thought fit, with or without any modification, to pass the following resolutions as Ordinary Resolution and Special Resolution:-

Ordinary Resolution
- Authority To Issue Shares Pursuant To Section 132D Of The Companies Act, 1965

"THAT subject to Section 132D of the Companies Act, 1965 and approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby empowered to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit, provided that the aggregate number of shares issued pursuant to this Resolution does not exceed ten per centum (10%) of the issued and paid-up share capital of the Company for the time being; AND THAT the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad); AND THAT such authority shall commence immediately upon the passing of this Resolution and continue to be in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Special Resolution**
- Proposed Amendments To The Articles of Association of the Company

(a) "THAT the existing interpretation of "Central Depository" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Central Depository" Malaysian Central Depository Sdn. Bhd.

And substitute with the following new interpretation:-

"Depository" Bursa Malaysia Depository Sdn. Bhd. (formerly known as Malaysian Central Depository Sdn. Bhd.)

THAT all reference to "Central Depository" throughout the whole Articles of Association be changed to "Depository". "

(b) "THAT the existing interpretation of "Exchange" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Exchange" Kuala Lumpur Stock Exchange

And substitute with the following new interpretation:-

"Bursa Securities" Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad)

THAT all reference to "Exchange" throughout the whole Articles of Association be changed to "Bursa Securities"."

(c) "THAT the existing interpretation of "Listing Requirements" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Listing Requirements"	The Listing Requirements of Kuala Lumpur Stock Exchange including any amendment thereto that may be made and such practice notes or circulars as may be issued by the Exchange from time to time."

And substitute with the following new interpretation:-

"Listing Requirements"	The Listing Requirements of Bursa Securities including any amendment thereto that may be made and such practice notes or circulars as may be issued by Bursa Securities from time to time."

(d) "THAT the existing interpretation of "Member" in Article 2 of the Company's Articles of Association be deleted in its entirety as follows:-

"Member"	Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Malaysian Central Depository Nominees Sdn. Bhd.), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors.

And substitute with the following new interpretation:-

"Member"	Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn. Bhd. (formerly known as Malaysian Central Depository Nominees Sdn. Bhd.)), including, subject to the provisions of Foreign Ownership Regulations, depositors whose names appear on the Record of Depositors."

(Resolution 10)

9. To transact any other ordinary business for which due notice shall have been given.



NOTICE OF DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT the Final Dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax in respect of the financial year ended 31 August 2004 will be payable on 15 March 2005 to depositors who are registered in the Record of Depositors at the close of business on 18 February 2005, if approved by Members at the forthcoming Sixth Annual General Meeting on Tuesday, 11 January 2005.

A Depositor shall qualify for entitlement only in respect of:-

(a) Shares transferred into the Depositor's Securities Account before 4 p.m. on 18 February 2005 in respect of ordinary transfers; and

(b) Shares bought on the Bursa Malaysia Securities Berhad ("Bursa Securities") (formerly known as Malaysia Securities Exchange Berhad) on a cum entitlement basis according to the Rules of Bursa Securities.

By Order of the Board

CHUA SIEW CHUAN
(MAICSA 0777689)
Company Secretary

Kuala Lumpur
Dated : 9 November 2004

Explanatory Notes to Special Business:

1. Authority pursuant to Section 132D of the Companies Act, 1965.
   The proposed adoption of the Ordinary Resolution is primarily to give flexibility to the Board of Directors to issue and allot shares at any time in their absolute discretion without convening a general meeting.

2. Proposed Amendments to the Articles of Association of the Company
   The proposed adoption of the Special Resolution is to be in line with the demutualization of Kuala Lumpur Stock Exchange and recent amendments made to the Listing Requirements of Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad).

Notes:-

1 *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*

2 *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*

3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*

4. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.*

STATEMENT ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING

The Directors who are standing for re-election at the Sixth Annual General Meeting of the Company to be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. are as follows:

Name of Directors	Details of Attendance at Board Meeting	Details of Individual Director and other Disclosure Requirements
Quah Chin Chye (Article 94 of the Company's Articles of Association)	Refer to page 22 of the Annual Report.	Refer to page 12 of the Annual Report.
Lau Boon Ann (Article 94 of the Company's Articles of Association)	Refer to page 22 of the Annual Report.	Refer to page 12 of the Annual Report.
Tan Sri Datuk (Dr) Arshad Bin Ayub (Section 129 (6) of the Companies Act, 1965)	Refer to pages 22 of the Annual Report.	Refer to pages 10 of the Annual Report.
Sekarajasekaran a/l Arasaratnam (Section 129 (6) of the Companies Act, 1965)	Refer to pages 22 of the Annual Report.	Refer to pages 11 of the Annual Report.


TOP GLOVE
AWARDED
ISO 9001

FORM OF PROXY

*I/We (full name in capital letters) ______________________ (NRIC/Company No. ______________)
of (full address) ____ being a
*Member/Members of TOP GLOVE CORPORATION BERHAD ("the Company"), do hereby appoint (full name in capital letters) ______________________ (NRIC No. ______________________) of (full address)
____

or failing *him/her, (full name in capital letters) ______________________(NRIC No. ______________)
of (full address) ____
or failing *him/her, *the CHAIRMAN OF THE MEETING, as *my/our proxy to attend and vote for *me/us, and on *my/our behalf at the Sixth Annual General Meeting of the Company to be held at East VIP Lounge, Kuala Lumpur Golf & Country Club, No. 10, Jalan 1/70D, Off Jalan Bukit Kiara, 60000 Kuala Lumpur on Tuesday, 11 January 2005 at 10.00 a.m. and at any adjournment thereof.

Please indicate with an "X" in the spaces provided below how you wish your votes to be casted. If no specific direction as to voting is given, the Proxy will vote or abstain from voting at *his/her discretion.

No.	Resolutions	For	Against
1	To receive the Audited Financial Statements for the financial year ended 31 August, 2004 together with the Reports of the Directors and the Auditors thereon.		
2	To approve the declaration of the final dividend of 6% Tax Exempt and 3% less 28% Malaysian Income Tax for the financial year ended 31 August, 2004.		
3	To approve the payment of Directors' Fees for the financial year ended 31 August, 2004.		
4	To re-elect the Director, Mr. Quah Chin Chye who retires pursuant to Article 94 of the Company's Articles of Association.		
5	To re-elect the Director, Mr. Lau Boon Ann who retires pursuant to Article 94 of the Company's Articles of Association.		
6	To re-elect the Director, Tan Sri Datuk (Dr) Arshad Bin Ayub who retires pursuant to Section 129 (6) of the Companies Act, 1965.		
7	To re-elect the Director, Mr. Sekarajasekaran a/l Arasaratnam who retires pursuant to Section 129 (6) of the Companies Act, 1965.		
8	To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.		
9	**As Special Business** Ordinary Resolution Authority to issue shares pursuant to Section 132D of the Companies Act, 1965.		
10	**As Special Business** Special Resolution Proposed Amendments to the Articles of Association of the Company		

**Strike out whichever not applicable.*

Signed on this ____________ day of ______________ 2004/2005

Number of Shares held	CDS Account No.

____
Signature of Member/Common Seal

Notes:

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*
2. *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*
3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*
4. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.*

FOLD HERE

Stamp

The Company Secretary

Top Glove Corporation Berhad (474423-X)
Level 7, Menara Milenium,
Jalan Damanlela, Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur, Malaysia.

FOLD HERE

TOP GLOVE CORPORATE DIRECTORY

CORPORATE OFFICE & FACTORY 9

LOT 4969, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) tgmed@po.jaring.my
(iii) topg@po.jaring.my
Websites: www.topglove.com.my
http://topglove.asiaep.com

FACTORY 1

BANGUNAN UNITED INDUSTRIES
LOT 5019, BATU 5 1/2,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 3726
Fax : 603-3392 3726

FACTORY 2

LOT 4968, JALAN TERATAI, BATU 6,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410

FACTORY 3

LOT 5091, JALAN TERATAI, BATU 5,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 7880 / 7350
Fax : 603-3392 7229 / 9160

FACTORY 4

LOT 5987, JALAN TERATAI, BATU 5,
OFF JALAN MERU, 41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 8588 / 8996
Fax : 603-3392 6788


TOP GLOVE
TOP GLOVE
TOP GLOVE SDN. BHD.
TOP GLOVE
TOP GLOVE
TOP GLOVE
TOP GLOVE SDN. BHD.
TOP GLOVE
WELCOME TO
TOP GLOVE
FACTORY 10

FACTORY 5

LOT 18, 27, 38 & 57
MEDAN TASEK, KAWASAN
PERINDUSTRIAN TASEK,
31400 IPOH, PERAK D.R. MALAYSIA
Tel : 605-546 6360 / 547 9271
Fax : 605-547 8975

FACTORY 6

180/3, M. 7, SRISONTHON RD. A,
THALANG, PHUKET 83110,
THAILAND
Tel : 6676-272572 / 272573
Fax : 6676-325354

FACTORY 7

188, MOO 5,
KARNCHANAWANICH RD.
TAMBON, SUMNUKGRAM, SADAO,
SONGKHLA, 90320 THAILAND
Tel : 6674-410000
FAX : 6674-410008

FACTORY 8

3, XITANG ROAD,
XIZHANG TOWN
ZHANGJIAGANG CITY,
JIANGSU PROVINCE 215614, CHINA
Tel : 86-512-5842 2860
Fax : 86-512-5842 2870

FACTORY 10

LOT 4970, JALAN TERATAI,
BATU 6, OFF JALAN MERU,
41050 KLANG,
SELANGOR D.E. MALAYSIA
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410

USA MARKETING OFFICE

TG MEDICAL (U.S.A.) INC., 9517E, RUSH STREET,
UNIT B, SOUTH EL MONTE, CA 91733.
Tel : 1-626 448 4445
Fax : 1-626 448 4447
E-mail : topglove@topgloveusa.com